Exhibit 2.1

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and between

MEADWESTVACO CORPORATION

and

ROCK-TENN COMPANY

Dated as of January 25, 2015

TABLE OF CONTENTS

		Page
ARTICLE I
THE MERGERS

SECTION 1.1	The Mergers	3
SECTION 1.2	Closing	4
SECTION 1.3	Effective Time	4
SECTION 1.4	Effects of the Merger	4
SECTION 1.5	Plan of Merger	5

ARTICLE II
CERTAIN GOVERNANCE MATTERS

SECTION 2.1	Name and Trading Symbol	5
SECTION 2.2	Board of Directors; Committees; CEO and Chairman	5
SECTION 2.3	Corporate Offices	6
SECTION 2.4	Integration	6
SECTION 2.5	Organizational Documents; Subsidiary Arrangements	6
SECTION 2.6	Specialty Chemicals Business	7

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF ROCKTENN AND MWV; EXCHANGE OF CERTIFICATES

SECTION 3.1	Effect on Capital Stock of RockTenn and MWV	7
SECTION 3.2	Exchange of Shares and Certificates	12
SECTION 3.3	Election Procedures	16
SECTION 3.4	Proration	18
SECTION 3.5	Certain Adjustments	19
SECTION 3.6	Further Assurances	19
SECTION 3.7	Certain Option Exercises	19

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

SECTION 4.1	Representations and Warranties of MWV	20
SECTION 4.2	Representations and Warranties of RockTenn	37

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.1	Conduct of Business	53
SECTION 5.2	No Solicitation by MWV	60
SECTION 5.3	No Solicitation by RockTenn	63

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-ii-

INDEX OF DEFINED TERMS

Action	25
affiliate	80
Agreement	3
Antitrust Laws	21
Applicable Laws	25
Bankruptcy Cases	80
Bankruptcy Court	80
Bankruptcy Debtors	80
Book-Entry Share	12
Canada Competition Act Clearance	73
Cash Electing Share	7
Cash Election	7
Certificate	12
Closing	4
Closing Date	4
COBRA	26
Code	3
Confidentiality Agreement	59
Confirmation Order	80
control	80
Controlled Group Liability	80
DGCL	4
Dissenting Shares	11
DLLCA	4
Effect	81
Effective Time	4
Election	16
Election Deadline	16
Employees	70
Environmental Claim	33
Environmental Laws	34
Environmental Permits	33
ERISA	81
ERISA Affiliate	81
ESPP	11
Excess Shares	14
Exchange Act	21
Exchange Agent	12
Exchange Fund	12
Foreign Corrupt Practices Act	34
Form of Election	16
Form S-4	21
GAAP	23
GBCC	3
Governmental Entity	20

Hazardous Materials	34
Holder	15
HSR Act	20
Indemnified Parties	67
Integration Team	6
Intellectual Property	31
IRS	26
Joint Proxy Statement	21
knowledge	81
Liens	20
Material Adverse Effect	81
Merger Consideration	8
Merger Sub Formation	72
Merger Subs	72
Mergers	3
MWV	3
MWV Alternative Transaction	59
MWV Benefit Plan	82
MWV Book-Entry Share	12
MWV Certificate	12
MWV Certificate of Incorporation	20
MWV Certificate of Merger	4
MWV Common Stock	3
MWV Disclosure Letter	19
MWV DSU Award	82
MWV Equity Awards	11
MWV Equity Plans	82
MWV Exchange Ratio	8
MWV Filed SEC Documents	19
MWV Financial Advisors	36
MWV Financial Statements	23
MWV Material Contracts	32
MWV Maximum Amount	68
MWV Merger	3
MWV Merger Consideration	8
MWV Merger Sub	72
MWV Merger Sub Organizational Documents	72
MWV Option	82
MWV Permits	25
MWV Preferred Stock	21
MWV Qualifying Transaction	77
MWV Rabbi Trust	71
MWV RSU Award	82
MWV SAR	82

MWV SEC Documents	22
MWV Stockholder Approval	31
MWV Stockholders Meeting	65
MWV Subsequent Determination	60
MWV Superior Proposal	60
MWV Surviving Company	3
MWV Third Party	59
MWV Timberlands	35
MWV Title IV Plan	27
Multiemployer Plan	82
Multiple Employer Plan	82
New Entity Organizational Documents	72
New Plans	70
Non-Electing Share	7
Non-U.S. MWV Labor Agreement	29
NYSE	21
Old Plans	70
Outside Date	75
PBGC	27
Permitted Liens	35
person	82
Plan of Reorganization	82
Release	34
Representative	59
Required Consents	66
Requisite Regulatory Approvals	73
Reserved RockTenn Common Stock	38
Restraints	73
RockTenn	3
RockTenn Alternative Transaction	62
RockTenn Articles of Incorporation	37
RockTenn Benefit Plan	82
RockTenn Book-Entry Share	12
RockTenn Cash Consideration	7
RockTenn Certificate	12
RockTenn Certificate of Merger	4
RockTenn Common Stock	3
RockTenn Disclosure Letter	36
RockTenn Equity Awards	9
RockTenn Equity Plans	83
RockTenn Filed SEC Documents	36
RockTenn Financial Advisors	50
RockTenn Financial Statements	40
RockTenn Labor Agreement	45
RockTenn Material Contracts	48
RockTenn Maximum Amount	68

RockTenn Merger	3
RockTenn Merger Consideration	7
RockTenn Merger Sub	72
RockTenn Option	83
RockTenn Per Share Amount	8
RockTenn Permits	42
RockTenn Preferred Stock	38
RockTenn Qualifying Transaction	78
RockTenn Rabbi Trust	71
RockTenn Restricted Stock Award	83
RockTenn RSU Award	83
RockTenn SEC Documents	40
RockTenn Shareholder Approval	47
RockTenn Shareholders Meeting	65
RockTenn Stock Consideration	7
RockTenn Subsequent Determination	62
RockTenn Superior Proposal	63
RockTenn Surviving Corporation	3
RockTenn Third Party	62
RockTenn Timberlands	50
RockTenn Title IV Plan	44
Sarbanes-Oxley Act	22
SEC	19
Securities Act	22
Shortfall Number	18
Specified Date	8
Stock Cap Number	17
Stock Electing Share	7
Stock Election	7
Stock Election Number	18
Stock Percentage	17
subsidiary	83
Tax	30
Tax Return	30
Taxes	30
Taxing Authority	30
Termination Fee	77
Threshold Percentage	17
TopCo	72
TopCo Board of Directors	5
TopCo Common Stock	3
TopCo Formation	71
TopCo Organizational Documents	72
U.S. MWV Labor Agreement	28
WARN Act	28

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT, dated as of January 25, 2015 (this “Agreement”), by and between MeadWestvaco Corporation, a Delaware corporation (“MWV”), and Rock-Tenn Company, a Georgia corporation (“RockTenn”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of MWV and RockTenn deem it advisable and in the best interests of their respective corporations and stockholders that MWV and RockTenn engage in a business combination in order to advance the long-term strategic business interests of MWV and RockTenn;

WHEREAS, the Board of Directors of RockTenn has adopted this Agreement and approved the merger of RockTenn Merger Sub with and into RockTenn (the “RockTenn Merger”), with RockTenn continuing as the surviving corporation and a wholly owned subsidiary of TopCo (the “RockTenn Surviving Corporation”), pursuant to which each share of Class A common stock, par value $0.01 per share, of RockTenn (the “RockTenn Common Stock”) shall be converted into the right to receive shares of common stock, par value $0.01 per share, of TopCo (the “TopCo Common Stock”) or cash, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of MWV has approved this Agreement and the merger of MWV with and into MWV Merger Sub (the “MWV Merger” and, together with the RockTenn Merger, the “Mergers”), with MWV Merger Sub continuing as the surviving limited liability company and a wholly owned subsidiary of TopCo (the “MWV Surviving Company”), pursuant to which each share of common stock, par value $0.01 per share, of MWV (the “MWV Common Stock”) shall be converted into the right to receive shares of TopCo Common Stock, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for United States federal income tax purposes, it is intended that the MWV Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), that the RockTenn Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE MERGERS

SECTION 1.1 The Mergers. (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), RockTenn Merger Sub shall be merged with and into RockTenn at the Effective Time.

Following the Effective Time, the separate corporate existence of RockTenn Merger Sub shall cease, and RockTenn shall continue as the surviving corporation in the RockTenn Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of RockTenn Merger Sub in accordance with the GBCC.

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), MWV shall be merged with and into MWV Merger Sub at the Effective Time. Following the Effective Time, the separate corporate existence of MWV shall cease, and MWV Merger Sub shall continue as the surviving limited liability company in the MWV Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of MWV in accordance with the DGCL and DLLCA.

(c) In connection with the Mergers, RockTenn shall cause TopCo to take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of TopCo Common Stock to permit the issuance of shares of TopCo Common Stock to the holders of shares of RockTenn Common Stock and MWV Common Stock as of the Effective Time in accordance with the terms of this Agreement.

SECTION 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., New York time, on the third business day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019, unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated by (a) filing with Secretary of State of the State of Georgia a Certificate of Merger (the “RockTenn Certificate of Merger”) with respect to the RockTenn Merger, duly executed and completed in accordance with the relevant provisions of the GBCC, and shall make all other filings or recordings required under the GBCC and (b) immediately following the Effective Time, filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “MWV Certificate of Merger”) with respect to the MWV Merger, duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA. The Mergers shall become effective at such time on the Closing Date as RockTenn and MWV shall agree and specify in both the RockTenn Certificate of Merger and the MWV Certificate of Merger (such time as the Mergers become effective being the “Effective Time”).

SECTION 1.4 Effects of the Merger. The MWV Merger shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA. The RockTenn Merger shall have the effects set forth in of the applicable provisions of the GBCC.

SECTION 1.5 Restructuring. If the condition set forth in Section 7.2(d) with respect to the qualification of the RockTenn Merger as a “reorganization” within the meaning of Section 368(a) of the Code or as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code is unable to be satisfied but would be satisfied if RockTenn Merger Sub, rather than RockTenn, were the RockTenn Surviving Corporation, then the Parties shall agree to, and cooperate in the implementation of, a change in the direction of the RockTenn Merger so that RockTenn Merger Sub is the RockTenn Surviving Corporation, and such cooperation shall include entering into appropriate amendments to this Agreement; provided, however, that such cooperation contemplated by this Section 1.5 shall not (i) alter or change the amount or kind of the consideration to be issued to holders of RockTenn Common Stock, or (ii) adversely affect the tax consequences of the Mergers to holders of RockTenn Common Stock or MWV Common Stock.

SECTION 1.6 Plan of Merger. This Agreement shall constitute a “plan of merger” with respect to each of the Mergers for purposes of the DGCL, the DLLCA and the GBCC.

ARTICLE II

CERTAIN GOVERNANCE MATTERS

SECTION 2.1 Name and Trading Symbol. RockTenn shall cause the name of TopCo to be changed, and the ticker symbol of TopCo to be reserved, prior to or as of the Effective Time, as shall be mutually agreed upon by MWV and RockTenn prior to the Effective Time.

SECTION 2.2 Board of Directors; Committees; CEO and Chairman. (a) Prior to the Effective Time, RockTenn shall take all action necessary to cause the Board of Directors of TopCo (the “TopCo Board of Directors”) to consist, as of the Effective Time, of 14 directors, (i) six of whom shall be persons designated by MWV from the current directors of MWV as of the date hereof (which such current directors are identified on Section 2.2 of the MWV Disclosure Letter), one of whom shall be John A. Luke, Jr. (if he is willing and able to serve as a director), and (ii) eight of whom shall be persons designated by RockTenn from the current directors of RockTenn as of the date hereof (which such current directors are identified on Section 2.2 of the RockTenn Disclosure Letter), one of whom shall be Steven C. Voorhees, except that if he is not willing and able to serve as a director, RockTenn must designate its then Chief Executive Officer as a director of TopCo, whether or not a current director of RockTenn.

(b) RockTenn shall take all action necessary to cause the committees of the TopCo Board of Directors to consist, as of the Effective Time, of such members and chairpersons as shall have been mutually agreed upon by MWV and RockTenn; provided, that at the Effective Time, the members of each such committee shall approximate pro-rata representation between persons on the TopCo Board of Directors who were directors of MWV immediately prior to the Effective Time and such persons who were directors of RockTenn immediately prior to the Effective Time.

(c) Prior to the Effective Time, RockTenn shall take all action necessary to cause (i) John A. Luke, Jr. to be designated as Non-Executive Chairman of TopCo as of the Effective Time; provided, however, that if John A. Luke, Jr. is not willing or able as of the Effective Time to serve as the Non-Executive Chairman, then MWV shall designate its Chairman as a replacement if such person is a current director of MWV as of the date hereof, as identified on Section 2.2 of the MWV Disclosure Letter, and (ii) Steven C. Voorhees to be appointed as Chief Executive Officer and President of TopCo as of the Effective Time; provided, however, that if Steven C. Voorhees is not the Chief Executive Officer of RockTenn immediately prior to the Effective Time, then his successor as Chief Executive Officer of RockTenn will be appointed as the Chief Executive Officer and President of TopCo. The role of the Non-Executive Chairman of TopCo shall be as set forth in the By-laws of TopCo. From and after the Effective Time and until the third anniversary thereof, any of the following actions shall require the affirmative vote of at least three-fourths of the full TopCo Board of Directors: (1) the removal or termination of Steven C. Voorhees as Chief Executive Officer and President of TopCo, or the failure to re-nominate Steven C. Voorhees as a director, and (2) the removal of John A. Luke, Jr. as Non-Executive Chairman of TopCo, or the failure to re-nominate John A. Luke, Jr. as a director.

SECTION 2.3 Corporate Offices. Immediately following the Effective Time, TopCo’s (a) principal executive offices shall be located at the corporate offices of MWV in Richmond, Virginia and (b) operating offices shall be located at the corporate offices of RockTenn in Norcross, Georgia.

SECTION 2.4 Integration.

(a) Prior to the Effective Time, Steven C. Voorhees, with the advice of John A. Luke, Jr., will develop an integration plan with the assistance of an integration team (the “Integration Team”), half the members of which shall be persons designated by MWV and half the members of which shall be persons designated by RockTenn. The Integration Team shall focus on matters of integration with respect to the businesses of MWV and RockTenn and potential opportunities for synergies in respect thereof following the Effective Time.

(b) In connection with the integration of the businesses of MWV and RockTenn, the officers and employees of TopCo and its subsidiaries shall be selected by Steven C. Voorhees, with the advice of John A. Luke, Jr., on the basis of a best fit approach from among the officers and employees of each of MWV and RockTenn, regardless of whether such persons serve as officers or employees of MWV or RockTenn prior to the Effective Time.

SECTION 2.5 Organizational Documents; Subsidiary Arrangements.

(a) At the Effective Time, (i) the Certificate of Incorporation of the TopCo shall be amended to reflect the name agreed as contemplated by Section 2.1 and to otherwise read as set forth on Exhibit A hereto, and (ii) the By-laws of TopCo shall be amended to read as set forth on Exhibit B hereto, in each case until thereafter amended in accordance with Applicable Law.

(b) At the Effective Time, the RockTenn Articles of Incorporation and the By-laws of RockTenn shall be amended to read in their entirety as the Articles of Incorporation of RockTenn Merger Sub and the By-laws of the RockTenn Surviving Corporation, respectively (except that references to the name of RockTenn Merger Sub shall be replaced by references to the name of RockTenn), in each case until thereafter amended in accordance with Applicable Law.

(c) The directors of RockTenn Merger Sub immediately prior to the Effective Time shall be the directors of the RockTenn Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of RockTenn immediately prior to the Effective Time shall be the officers of the RockTenn Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(d) The Certificate of Formation and Limited Liability Company Agreement of MWV Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Formation and Limited Liability Company Agreement, respectively, of the MWV Surviving Company (except that references to the name of MWV Merger Sub shall be replaced by references to the name of MWV), in each case until thereafter amended in accordance with Applicable Law.

(e) The managers of MWV Merger Sub immediately prior to the Effective Time shall be the managers of the MWV Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of MWV immediately prior to the Effective Time shall be the officers of the MWV Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.6 Specialty Chemicals Business. The parties intend that, following the Effective Time, TopCo shall complete MWV’s previously disclosed plan to fully separate the specialty chemicals business of MWV by means of a tax-free spin-off to stockholders of TopCo or another alternative transaction.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF ROCKTENN AND MWV;

EXCHANGE OF CERTIFICATES

SECTION 3.1 Effect on Capital Stock of RockTenn and MWV.

(a) Conversion of RockTenn Common Stock and RockTenn Merger Sub Common Stock. As of the Effective Time, by virtue of the RockTenn Merger and without any action on the part of RockTenn, TopCo, RockTenn Merger Sub or the holders of any shares of RockTenn Common Stock (or options thereon) or TopCo Common Stock:

(i) Each issued and outstanding share of RockTenn Common Stock (other than any shares of RockTenn Common Stock to be canceled pursuant to Section 3.1(c) and subject to Section 3.1(h)) shall be converted into the right to receive (the “RockTenn Merger Consideration”) (A) in the case of a share of RockTenn Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 3.3 (each, a “Cash Electing Share”), the RockTenn Per Share Amount in cash, without interest (the “RockTenn Cash Consideration”), (B) in the case of a share of RockTenn Common Stock with respect to which an election to receive stock (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 3.3 (each, a “Stock Electing Share”), one fully paid and nonassessable share of TopCo Common Stock (the “RockTenn Stock Consideration”) or (C) in the case of share of RockTenn Common Stock with respect to which neither a Cash Election nor a Stock Election has been properly made and not revoked or lost pursuant to Section 3.3 (each, a “Non-Electing Share”), the RockTenn Cash Consideration or the RockTenn Stock Consideration or a combination of both, subject in each case to Section 3.4. As of the Effective Time, all such shares of RockTenn Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of RockTenn Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, subject to Section 3.1(h), the RockTenn Merger Consideration in accordance with Section 3.2.

(ii) Each share of common stock of RockTenn Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of RockTenn Common Stock, as the common stock of RockTenn Surviving Corporation.

(iii) The “RockTenn Per Share Amount” shall mean the volume weighted average price per share of RockTenn Common Stock (tenth of one U.S. cent) of shares of RockTenn Common Stock on the NYSE (based on “regular way” trading on the NYSE only) for the consecutive period over the five trading days immediately preceding (but not including) the third trading day (the “Specified Date”) prior to the Effective Time, as calculated by Bloomberg Financial LP under the function “VWAP”.

(b) Conversion of MWV Common Stock and MWV Merger Sub Interests. As of the Effective Time, by virtue of the MWV Merger and without any action on the part of MWV, TopCo, MWV Merger Sub, or the holders of any shares of MWV Common Stock (or options thereon) or TopCo Common Stock:

(i) Each issued and outstanding share of MWV Common Stock (other than any shares of MWV Common Stock to be canceled pursuant to Section 3.1(c)) shall be converted into the right to receive 0.78 (the “MWV Exchange Ratio”) fully paid and nonassessable shares of TopCo Common Stock, together with cash in lieu of fractional shares of TopCo Common Stock as specified below, without interest (the “MWV Merger Consideration” and, together with the RockTenn Merger Consideration, the “Merger Consideration”). As of the Effective Time, all such shares of MWV Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of MWV Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the MWV Merger Consideration in accordance with Section 3.2.

(ii) Each limited liability company interest of MWV Merger Sub issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding limited liability company interest of MWV Merger Sub, as the limited liability interests of the MWV Surviving Company, at and after the Effective Time, and shall not be affected by the MWV Merger.

(c) Cancellation of Treasury Shares. Each share of RockTenn Common Stock held in the treasury of RockTenn immediately prior to the Effective Time, and each share of MWV Common Stock held in the treasury of MWV immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Treatment of RockTenn Equity Awards.

(i) Each RockTenn Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements and per share exercise price) under the applicable plan and award agreement in effect immediately prior to the Effective Time, a number of shares of TopCo Common Stock equal to the total number of shares of RockTenn Common Stock subject to such RockTenn Option immediately prior to the Effective Time.

(ii) Each unvested RockTenn Restricted Stock Award held by a non-executive member of the RockTenn Board of Directors that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be vested and converted into the right to receive a number of shares of TopCo Common Stock equal to the number of shares of RockTenn Common Stock subject to such RockTenn Restricted Stock Award immediately prior to the Effective Time.

(iii) Subject to Section 5.1(b) of the RockTenn Disclosure Letter, each unvested RockTenn Restricted Stock Award held by anyone other than a non-executive member of the RockTenn Board of Directors that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock equal to the number of shares of RockTenn Common Stock subject to such RockTenn Restricted Stock Award immediately prior to the Effective Time.

(iv) Subject to Section 5.1(b) of the RockTenn Disclosure Letter, each RockTenn RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock equal to the number of shares of RockTenn Common Stock subject to such RockTenn RSU Award immediately prior to the Effective Time.

(v) Prior to the Effective Time, the Board of Directors of RockTenn or the appropriate committee thereof shall adopt resolutions providing for the treatment of the RockTenn Options, RockTenn Restricted Stock Awards and RockTenn RSU Awards (collectively, the “RockTenn Equity Awards”) as contemplated by this Section 3.1(d). As soon as practicable after the Effective Time, TopCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of TopCo Common Stock necessary to fulfill TopCo’s obligations under this Section 3.1(d). TopCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of TopCo Common Stock for delivery with respect to the RockTenn Equity Awards assumed by it in accordance with this Section 3.1(d).

(e) Treatment of MWV Equity Awards.

(i) Subject to Section 5.1(a) of the MWV Disclosure Letter, each MWV Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, (A) that number of shares of TopCo Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (I) the total number of shares of MWV Common Stock subject to such MWV Option immediately prior to the Effective Time by (II) the MWV Exchange Ratio, (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (I) the exercise price per share of MWV Common Stock at which such MWV Option was exercisable immediately prior to the Effective Time by (II) the MWV Exchange Ratio.

(ii) Subject to Section 5.1(a) of the MWV Disclosure Letter, each MWV SAR, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a stock appreciation right, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, (A) corresponding to that number of shares of TopCo Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (I) the total number of shares of MWV Common Stock subject to such MWV SAR immediately prior to the Effective Time by (II) the MWV Exchange Ratio, (B) at a per-share base price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (I) the base price per share of MWV Common Stock at which such MWV SAR was exercisable immediately prior to the Effective Time by (II) the MWV Exchange Ratio.

(iii) Subject to Section 5.1(a) of the MWV Disclosure Letter, each MWV RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of MWV Common Stock subject to such MWV RSU Award immediately prior to the Effective Time by the MWV Exchange Ratio.

(iv) Each MWV DSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo director stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of MWV Common Stock subject to such MWV DSU Award immediately prior to the Effective Time by the MWV Exchange Ratio.

(v) Prior to the Effective Time, the Board of Directors of MWV or the appropriate committee thereof shall adopt resolutions providing for the treatment of the MWV Options, MWV SARs, MWV RSU Awards and MWV DSU Awards (collectively, the “MWV Equity Awards”) as contemplated by this Section 3.1(e). As soon as practicable after the Effective Time, TopCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of TopCo Common Stock necessary to fulfill TopCo’s obligations under this Section 3.1(e). TopCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of TopCo Common Stock for delivery with respect to the MWV Equity Awards assumed by it in accordance with this Section 3.1(e). TopCo shall take any actions necessary to facilitate the implementation of any changes to the MWV Equity Awards contemplated by Section 5.1(a) of the MWV Disclosure Letter.

(f) Treatment of RockTenn Employee Stock Purchase Plan. Prior to the Effective Time, the Board of Directors of RockTenn or the appropriate committee thereof shall take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the RockTenn 1993 Employee Stock Purchase Plan (the “ESPP”) to effectuate the following: (i) to cause the “Purchase Period” (as defined in the ESPP) commencing on February 1, 2015 to be the final Purchase Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the date that is seven business days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares returned to the participant), (ii) to prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement and (iii) to terminate the ESPP effective immediately prior to the Closing Date.

(g) Treatment of Reserved RockTenn Common Stock. At the Effective Time, TopCo shall take all corporate actions to reserve, and shall reserve, for issuance a sufficient number of shares of TopCo Common Stock to deliver the aggregate RockTenn Merger Consideration that would have been issued in respect of the Reserved RockTenn Common Stock if each share of

Reserved RockTenn Common Stock had been converted into one share of TopCo Common Stock pursuant to Section 3.1(a). All obligations of RockTenn to make payments or issue reserved shares of RockTenn Common Stock to satisfy Allowed Claims (as defined by the Plan of Reorganization) shall be assumed by TopCo and be satisfied out of the disbursement account of Smurfit-Stone Container Corporation established with its Disbursing Agent (as defined in the Plan of Reorganization) and the issuance of shares of TopCo Common Stock reserved in accordance with this Section 3.1(g).

(h) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the GBCC, shares of RockTenn Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any shareholder who is entitled to exercise, and properly exercises, dissenters’ rights with respect to such shares of RockTenn Common Stock pursuant to the GBCC by reason of Section 14-2-1302(c)(1) of the GBCC (the “Dissenting Shares”) and who complies in all respects with, the provisions of Sections 14-2-1321 and 14-2-1323 of the GBCC, shall not be converted into the right to receive the RockTenn Merger Consideration. Any such shareholder shall cease to have any rights to such Dissenting Shares except for the right to receive payment of the fair value of such shareholder’s Dissenting Shares in accordance with the provisions of Article 13 of the GBCC; provided, however, that all Dissenting Shares held by any shareholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with Article 13 of the GBCC, or lost such shareholder’s rights to demand payment in respect of such Dissenting Shares under Article 13 of the GBCC shall thereupon be deemed to have been converted into the right to receive the RockTenn Cash Consideration, without any interest thereon, upon surrender of the RockTenn Certificate or RockTenn Certificates that formerly evidenced such shares in accordance herewith.

SECTION 3.2 Exchange of Shares and Certificates.

(a) Exchange Agent. No later than five business days prior to the mailing of the Joint Proxy Statement, MWV and RockTenn shall mutually designate a bank, trust company or nationally recognized shareholder services provider (the “Exchange Agent”) for the purpose of receiving Elections and exchanging, in accordance with this Article III, Certificates and Book-Entry Shares for the Merger Consideration. TopCo shall, and RockTenn shall cause TopCo to, make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the shares of MWV Common Stock and shares of RockTenn Common Stock. In addition, at or prior to the Effective Time, RockTenn shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of RockTenn Common Stock at the Effective Time, for exchange in accordance with this Article III, immediately available funds equal to the aggregate RockTenn Cash Consideration (together with any cash payable in lieu of fractional shares of MWV Common Stock, the “Exchange Fund”), and TopCo shall instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate (a “MWV Certificate”) or book-entry share (a “MWV Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of MWV Common Stock, as applicable, and to each holder of record of a certificate (a “RockTenn Certificate” and, together with a MWV

Certificate, a “Certificate”) or book-entry share (a “RockTenn Book-Entry Share” and, together with a MWV Book-Entry Share, a “Book-Entry Share,”) that immediately prior to the Effective Time represented outstanding shares of RockTenn Common Stock, as applicable, whose shares were converted into the right to receive the applicable Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as TopCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the applicable Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by TopCo, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that number of whole shares of TopCo Common Stock and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to TopCo Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of TopCo Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Article III. Subject to the effect of Applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of TopCo Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of TopCo Common Stock to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of TopCo Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of TopCo Common Stock.

(d) No Further Ownership Rights in MWV Common Stock and RockTenn Common Stock. All shares of TopCo Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III (including any cash paid pursuant to Section 3.2(b), Section 3.2(c) or Section 3.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of MWV Common Stock or RockTenn Common Stock, as applicable, theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of TopCo to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by MWV or RockTenn, as applicable, on such shares of MWV Common Stock or RockTenn Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the MWV Surviving Company of the shares of MWV Common Stock, or the RockTenn Surviving Corporation of the shares of RockTenn Common Stock, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to TopCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by law.

(e) Fractional Shares.

(i) No certificates representing fractional shares of TopCo Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of TopCo.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of MWV Common Stock or RockTenn Common Stock converted pursuant to either Merger who would otherwise have been entitled to receive a fraction of a share of TopCo Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of TopCo Common Stock delivered to the Exchange Agent by TopCo for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of TopCo Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The

Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e).

(f) Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.2(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to TopCo, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter be entitled to look only to TopCo for payment of their claim for any shares of TopCo Common Stock, any Cash Consideration, any cash in lieu of fractional shares of TopCo Common Stock and any dividends or distributions with respect to TopCo Common Stock.

(g) No Liability. None of MWV, RockTenn, TopCo, MWV Merger Sub, the MWV Surviving Company, RockTenn Merger Sub, the RockTenn Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of TopCo Common Stock, any cash in lieu of fractional shares of TopCo Common Stock or any dividends or distributions with respect to TopCo Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of TopCo, free and clear of all claims or interests of any person previously entitled thereto.

(h) Investment of Merger Consideration. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by TopCo, provided, that no losses on such investments shall affect the cash payable to former holders of shares of MWV Common Stock or shares of RockTenn Common Stock pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to TopCo.

(i) Withholding Rights. Each of TopCo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by TopCo or the Exchange Agent, the posting by such person of a bond in such reasonable amount as TopCo or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of MWV Common Stock or shares RockTenn Common Stock, as applicable, formerly represented thereby, any cash in lieu of fractional shares of TopCo Common Stock, and unpaid dividends and distributions on shares of TopCo Common Stock deliverable in respect thereof, pursuant to this Agreement.

SECTION 3.3 Election Procedures. Each holder of record of shares of RockTenn Common Stock issued and outstanding immediately prior to the Election Deadline (a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election on or prior to the Election Deadline in accordance with the following procedures.

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.3 (an “Election”) (i) the number of shares of RockTenn Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election, (ii) the number of shares of RockTenn Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election and (iii) the particular shares for which the Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 3.4. Any Holder who wishes to make an Election shall be required to waive all dissenters’ rights in connection with making such Election.

(b) TopCo shall, and RockTenn shall cause TopCo to, prepare a form reasonably acceptable to MWV (the “Form of Election”), which shall be mailed by TopCo to record holders of RockTenn Common Stock so as to permit those Holders to exercise their right to make an Election prior to the Election Deadline.

(c) TopCo shall, and RockTenn shall cause TopCo to, mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of RockTenn Common Stock as of the record date for the RockTenn Shareholders Meeting not less than 20 business days prior to the anticipated Election Deadline. TopCo shall, and RockTenn shall cause TopCo to, make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of RockTenn Common Stock during the period following the record date for the RockTenn Shareholders Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by RockTenn Certificates to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of RockTenn or by an appropriate customary guarantee of delivery of such RockTenn Certificates, as set forth in such

Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such RockTenn Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of RockTenn Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of RockTenn Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by RockTenn, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by MWV and RockTenn, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the RockTenn Shareholders Meeting and (ii) if on the date immediately prior to the RockTenn Shareholders Meeting, both conditions set forth in Sections 7.1(b) and 7.1(c) have not been satisfied, three business days prior to the Closing Date. RockTenn and MWV shall issue a press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than fifteen business days before, and at least five business days prior to, the anticipated date of the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be three business days prior to the Closing Date) and RockTenn and MWV shall cooperate to promptly publicly announce such rescheduled Election Deadline.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke such Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Holder’s RockTenn Certificates, or of the guarantee of delivery of such RockTenn Certificates, or any documents in respect of RockTenn Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of RockTenn Common Stock, any subsequent transfer of such shares of RockTenn Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from RockTenn or MWV that this Agreement has been terminated in accordance with Article VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of RockTenn Common Stock (none of MWV, RockTenn, TopCo, MWV Merger Sub, RockTenn Merger Sub or the Exchange Agent being under any duty to notify any shareholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of RockTenn Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) MWV and RockTenn, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement and the GBCC, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.4.

SECTION 3.4 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the Stock Percentage of the shares of RockTenn Common Stock (other than any shares of RockTenn Common Stock to be canceled pursuant to Section 3.1(c) and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time (such number, the “Stock Cap Number”) shall be converted into the right to receive the RockTenn Stock Consideration, and all other shares of RockTenn Common Stock (other than any shares of RockTenn Common Stock to be canceled pursuant to Section 3.1(c) and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the RockTenn Cash Consideration. The “Stock Percentage” shall be equal to the quotient obtained by dividing (i) the number of shares of TopCo Common Stock that would be issued to holders of RockTenn Common Stock and in respect of RockTenn Equity Awards as of the Effective Time in accordance with the terms of this Agreement if such holders were to receive 49.9% of all of the issued and outstanding shares of TopCo Common Stock (the “Threshold Percentage”) immediately following the Effective Time (after giving effect to the issuance of shares of TopCo Common Stock to holders of MWV Common Stock as of the Effective Time in accordance with the terms of this Agreement, calculated based on the aggregate number of shares of MWV Common Stock issued and outstanding as of the business day prior to the Closing Date) by (ii) the aggregate number of shares of RockTenn Common Stock issued and outstanding as of the business day prior to the Closing Date, plus the RockTenn Reserved Common Stock as of such date, plus the number of shares of RockTenn Common Stock that will be deemed issued solely as a result of the Mergers pursuant to RockTenn Equity Awards outstanding as of such day, with such quotient expressed as a percentage. There shall not be any adjustment to the Threshold Percentage pursuant to Section 3.5. In the event that a party reasonably determines that Stock Percentage calculated in accordance with the definition thereof is not consistent with the spin-off referred to in Section 2.6 being tax-free to TopCo and its affiliates, then the reference to “49.9%” in such definition shall be automatically reduced (but in any event not to a percentage lower than 49.5%) to the extent necessary to cause such spin-off to be tax-free to TopCo and its affiliates pursuant to the reasonable determination of such party.

(b) If the aggregate number of Stock Electing Shares (such number, the “Stock Election Number”) exceeds the Stock Cap Number, then (i) all Cash Electing Shares and Non-Electing Shares shall be converted into the right to receive the RockTenn Cash Consideration and (ii) the number of Stock Electing Shares of each holder of shares of RockTenn Common Stock that shall be converted into the right to receive the RockTenn Stock Consideration shall be equal to the product obtained by multiplying (A) the number of Stock Electing Shares of such holder by (B) a fraction, the numerator of which is the Stock Cap Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Electing Shares being converted into the right to receive the RockTenn Cash Consideration.

(c) If the Stock Election Number is less than or equal to the Stock Cap Number (such difference between the Stock Election Number and Stock Cap Number, the “Shortfall Number”), then (x) all Stock Electing Shares shall be converted into the right to receive the RockTenn Stock Consideration and (y) the Cash Electing Shares and Non-Electing Shares shall be treated in the following manner:

(i) if the Shortfall Number is less than or equal to the aggregate number of Non-Electing Shares, then (A) all Cash Electing Shares shall be converted into the right to receive the RockTenn Cash Consideration and (B) the Non-Electing Shares of each holder of shares of RockTenn Common Stock shall be converted into the right to receive the RockTenn Stock Consideration in respect of that number of Non-Electing Shares equal to the product obtained by multiplying (I) the number of Non-Electing Shares of such holder by (II) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Non-Electing Shares, with the remaining number of such holder’s Non-Electing Shares being converted into the right to receive the RockTenn Cash Consideration; and

(ii) if the Shortfall Number exceeds the aggregate number of Non-Electing Shares, then (I) all Non-Electing Shares shall be converted into the right to receive the RockTenn Stock Consideration and (II) the number of Cash Electing Shares of each holder of shares of RockTenn Common Stock that shall be converted into the right to receive the RockTenn Stock Consideration shall be equal to the product obtained by multiplying (I) the number of Cash Electing Shares of such holder by (II) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the aggregate number of Non-Electing Shares and the denominator of which is the aggregate number of Cash Electing Shares, with the remaining number of such holder’s Cash Electing Shares being converted into the right to receive the RockTenn Cash Consideration.

SECTION 3.5 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of MWV Common Stock or RockTenn Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the MWV Exchange Ratio and related provisions shall be appropriately adjusted to provide to the holders of MWV Common Stock and RockTenn Common Stock or MWV Equity Awards and RockTenn Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction.

SECTION 3.6 Further Assurances. At and after the Effective Time, the officers and directors or managers, as applicable, of TopCo, RockTenn Surviving Corporation and MWV Surviving Company shall be authorized to execute and deliver, in the name and on behalf of MWV or RockTenn, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in TopCo, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by TopCo as a result of, or in connection with, the Merger.

SECTION 3.7 Certain Option Exercises. RockTenn shall suspend the exercise of the RockTenn Options effective from and after the Specified Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.1 Representations and Warranties of MWV. Except as set forth in any MWV SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date hereof, the “MWV Filed SEC Documents”) and filed with the Securities and Exchange Commission (the “SEC”) since January 1, 2014 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by MWV to RockTenn prior to the execution of this Agreement (the “MWV Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), MWV represents and warrants to RockTenn as follows:

(a) Organization, Standing and Corporate Power. Each of MWV and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. Each of MWV and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. MWV has delivered to or made available to RockTenn prior to the execution of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of MWV (the “MWV Certificate of Incorporation”) and the By-laws of MWV not filed as of the date hereof with the MWV Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) MWV has all requisite corporate power and authority to enter into this Agreement and, subject to the MWV Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by MWV and the consummation by MWV of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MWV, subject in the case of the MWV Merger to the MWV Stockholder Approval. This Agreement has been duly executed and delivered by MWV and, assuming the due authorization, execution and delivery of this Agreement by RockTenn, constitutes the legal, valid and binding obligation of MWV, enforceable against MWV in accordance with its terms.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of MWV or any of its subsidiaries, under (A) the MWV Certificate of Incorporation or the By-laws of MWV or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which MWV or any of its subsidiaries is a party or by which MWV, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MWV or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on MWV or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a “Governmental Entity”) is required by or with respect to MWV or any of its subsidiaries in connection with the execution and delivery of this Agreement by MWV or the consummation by MWV of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable federal, state or foreign laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”); (B) the filing with the SEC of (x) a proxy statement relating to the MWV Stockholders Meeting (as defined in Section 6.1(b)) (such proxy statement, together with the proxy statement relating to the RockTenn Shareholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by TopCo in connection with the issuance of shares of TopCo Common Stock in the Mergers (the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the MWV Certificate of Merger and the RockTenn Certificate of Merger with the appropriate Secretaries of State and appropriate documents with the relevant authorities of other states in which MWV and RockTenn or their respective subsidiaries are qualified to do business; (D) such filings with and approvals of the New York Stock Exchange (the “NYSE”) to permit the shares of TopCo Common Stock that are to be issued in the Mergers to be listed on the NYSE; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on MWV or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) Capital Structure.

(i) The authorized capital stock of MWV consists of 600,000,000 shares of MWV Common Stock and 30,000,000 shares of preferred stock, par value $.01 per share (the “MWV Preferred Stock”). At the close of business on January 22, 2015 (the “Measurement Date”), (A) 167,242,524 shares of MWV Common Stock were issued and outstanding, (B) no shares of MWV Common Stock were held by MWV in its treasury, (C) no shares of MWV Preferred Stock were issued and outstanding, and (D) 9,407,983 shares of MWV Common Stock were reserved and available for issuance pursuant to the MWV Equity Plans, of which amount (I) 7,485,430 shares of MWV Common Stock were underlying MWV Options, (II) 166,631 shares of MWV Common Stock were underlying MWV SARs, (III) 1,495,563 shares of MWV Common Stock were underlying MWV RSU Awards (assuming satisfaction of any performance vesting conditions at target levels), and (IV) 260,359 shares of MWV Common Stock were underlying MWV DSU Awards.

(ii) All outstanding shares of capital stock of MWV are, and all shares of capital stock of MWV that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Measurement Date resulting from the issuance of shares of MWV Common Stock pursuant to MWV Options, MWV SARs, MWV RSU Awards or MWV DSU Awards or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of MWV, (y) any securities of MWV or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of MWV or (z) any warrants, calls, options or other rights to acquire from MWV or any of its subsidiaries (including any subsidiary trust), or obligations of MWV or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of MWV, and (B) there are no outstanding obligations of MWV or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii) There are no voting trusts or other agreements or understandings to which MWV or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of MWV or its subsidiaries. Neither MWV nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries.

(i) The subsidiaries set forth on Schedule 4.1(d)(i) of the MWV Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of MWV. All outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by MWV, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii) There are no outstanding (A) securities of MWV or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from MWV or any of its subsidiaries, or any obligation of MWV or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of MWV or (C) obligations of MWV or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of MWV or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) MWV and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2012 (the “MWV SEC Documents”). As of their respective dates, the MWV SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the MWV SEC Documents, and none of the MWV SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the MWV SEC Documents, and, to the knowledge of MWV, none of the MWV SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of MWV and its subsidiaries included in the MWV SEC Documents (the “MWV Financial Statements”) were prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of MWV and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in MWV’s consolidated audited balance sheet as of December 31, 2013 (or the notes thereto) as included in the MWV Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2013 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither MWV nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of MWV and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MWV.

(iv) MWV maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MWV’s properties or assets. Since January 1, 2012, none of MWV, MWV’s independent accountants, the Board of Directors of MWV or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of MWV, (ii) “material weakness” in the internal controls over financial reporting of MWV or (iii) fraud, whether or not material, that involves management or other employees of MWV who have a significant role in the internal controls over financial reporting of MWV.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by MWV are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by MWV in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of MWV, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of MWV to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither MWV nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among MWV and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, MWV or any of its subsidiaries in MWV’s or such subsidiary’s published financial statements or other MWV SEC Documents.

(f) Information Supplied. None of the information supplied or to be supplied by MWV specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to MWV’s stockholders or at the time of the MWV Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by MWV with respect to statements made or incorporated by reference therein based on information supplied by RockTenn specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From December 31, 2013 through the date of this Agreement, the businesses of MWV and its subsidiaries have been conducted in the ordinary course of business in a manner consistent with past practice.

(ii) Since September 30, 2014, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on MWV.

(h) Compliance with Applicable Laws; Outstanding Orders.

(i) MWV, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of MWV and its subsidiaries (the “MWV Permits”), except where the failure to have any such MWV Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. MWV and its subsidiaries are in compliance with the terms of the MWV Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (collectively, “Applicable Laws”) relating to MWV and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. No action, demand, requirement or investigation by any Governmental Entity and no suit, action, investigation or proceeding by any person, in each case with respect to MWV or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of MWV, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on MWV or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(ii) Neither MWV nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on MWV or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i) Litigation. There is no action, suit, investigation or proceeding (each, an “Action”) pending against or, to the knowledge of MWV, threatened against or affecting MWV or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on MWV or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(j) Benefit Plans.

(i) With respect to each material MWV Benefit Plan, MWV has made available to RockTenn complete and accurate copies of (A) such MWV Benefit Plan (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, summary plan description thereof, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the two most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity, (E) the most recently received IRS determination letter or opinion and (F) all material correspondence with a Governmental Entity. Except as specifically provided in the foregoing documents made available to RockTenn, there are no amendments to any material MWV Benefit Plans that have been adopted or approved nor has MWV or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any new material MWV Benefit Plans.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, (A) each of the MWV Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no MWV Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of MWV or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law; (C) all contributions or other amounts payable by MWV or its subsidiaries as of the Effective Time pursuant to each MWV Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither MWV nor any of its subsidiaries has engaged in a transaction in connection with which MWV or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of MWV, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the MWV Benefit Plans or any trusts related thereto.

(iii) Section 4.1(j)(iii) of the MWV Disclosure Letter sets forth each Multiemployer Plan or Multiple Employer Plan to which MWV, any of its subsidiaries or any of their respective ERISA Affiliates contributes or is obligated to contribute, or within the six years preceding the date of this Agreement, contributed, or was obligated to contribute. Except as set forth on Section 4.1(j)(iii) of the MWV Disclosure Letter and as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, none of MWV, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of MWV, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, each of the MWV Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v) Section 4.1(j)(v) of the MWV Disclosure Letter sets forth each MWV Benefit Plan that is subject to Section 302 or Title IV or Section 412, 430 or 4971 of the Code (each, a “MWV Title IV Plan”). With respect to each MWV Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such MWV Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) the present value of accrued benefits under such MWV Title IV Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such MWV Title IV Plan’s actuary with respect to such MWV Title IV Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such MWV Title IV Plan allocable to such accrued benefits, (D) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (E) none of MWV, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (F) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (G) no liability (other than for premiums to the PBGC) has been or, to the knowledge of MWV, is expected to be incurred by MWV or any of its subsidiaries and (H) the PBGC has not instituted proceedings to terminate any such MWV Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of MWV, any of its subsidiaries or any of their respective ERISA Affiliates. Since July 1, 2014, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any MWV Title IV Plan, or any material change in the manner in which contributions to any MWV Title IV Plan are made or the basis on which such contributions are determined.

(vi) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of MWV or its subsidiaries under any MWV Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any MWV Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vii) No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from MWV or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, all MWV Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k) Labor and Employment Matters.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, neither MWV nor any of its subsidiaries has received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of MWV or any of its subsidiaries and, to the knowledge of MWV, no such investigation is in progress. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, (A) there are no (and have not been during the three-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of MWV or any of its subsidiaries, (B) to the knowledge of MWV, there is no (and has not been during the three-year period preceding the date of this Agreement) union organizing effort pending or threatened against MWV or any of its subsidiaries, (C) there is no (and has not been during the three-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of MWV, threatened against MWV or any of its subsidiaries and (D) there is no (and has not been during the three-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of MWV, threatened, with respect to any employees of MWV or any of its subsidiaries. To the knowledge of MWV, neither MWV nor any of its subsidiaries has, or is reasonably expected to have, any material liabilities under the Worker Adjustment and Retraining Act of 1998 (the “WARN Act”). Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, MWV and each of its subsidiaries is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii) Section 4.1(k)(ii)(A) of the MWV Disclosure Letter sets forth all U.S. employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect that cover any employees of MWV or any of its subsidiaries or to which MWV or any of its subsidiaries is a party or otherwise bound (a “U.S. MWV Labor Agreement”). Section 4.1(k)(ii)(B) of the MWV Disclosure Letter sets forth a list of all non-U.S. jurisdictions in which there are employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect, including any industry-wide agreement in a non-U.S. jurisdiction, that cover any employees of MWV or any of its subsidiaries or to which MWV or any of its subsidiaries is a party or otherwise bound (a “Non-U.S. MWV Labor Agreement”). True and complete copies of all U.S. MWV Labor Agreements listed in Section 4.1(k)(ii) of the MWV Disclosure Letter (or in the case of any unwritten U.S. MWV Labor Agreement, the material terms thereof) have been made available to RockTenn prior to the date of this Agreement. As soon as reasonably practicable following the date of this Agreement, MWV shall provide to RockTenn true and complete copies of all Non-U.S. MWV Labor Agreements. Neither MWV nor any of its subsidiaries is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing (whether under Applicable Laws or any written agreement).

(l) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MWV:

(i) (A) All Tax Returns required to be filed by MWV and its subsidiaries, have been timely filed, (B) all such Tax Returns are or will be true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by MWV and its subsidiaries have been paid or appropriate reserves have been recorded in the MWV Financial Statements, (D) all Taxes of MWV or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the MWV Financial Statements and (E) MWV and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to MWV or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii) (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of MWV or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which MWV or any of its subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(iv) Neither MWV nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which MWV is the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (D) has any liability for the payment of Taxes of any person as a successor or transferee.

(v) None of the assets of MWV or any of its subsidiaries is subject to any Tax Lien (other than Liens for Taxes that are Permitted Liens).

(vi) Neither MWV nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii) Neither MWV nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii) Neither MWV nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ix) Neither MWV nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(x) As used in this Agreement, “Tax” or “Taxes” means all taxes, charges, levies or other like assessments imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not. “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes. “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes.

(m) Voting Requirements. The affirmative vote at the MWV Stockholders Meeting (the “MWV Stockholder Approval”) of the holders of a majority of all outstanding shares of MWV Common Stock entitled to vote thereon is necessary to adopt this Agreement. The MWV Stockholder Approval is the only vote of holders of any securities of MWV or its subsidiaries necessary to approve the transactions contemplated by this Agreement.

(n) Takeover Statutes and Charter Provisions. Assuming that neither RockTenn nor any of its “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of MWV, in each case as defined in Section 203 of the DGCL, the Board of Directors of MWV has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to MWV or any of its subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. As of the date hereof, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which MWV or any of its subsidiaries is subject, party or otherwise bound.

(o) Intellectual Property.

(i) MWV and its subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. The conduct of MWV’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any third party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. No claims are pending or, to the knowledge of MWV, threatened or otherwise adversely affecting the Intellectual Property rights of MWV, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. To the knowledge of MWV, no third party has interfered with, infringed upon, misappropriated, diluted, violated or otherwise come into conflict with any Intellectual Property rights of MWV or any of its subsidiaries, except for interferences, infringements, misappropriations, dilutions or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV.

(ii) As used in this Agreement, “Intellectual Property” means, collectively, patents, trademarks, service marks, trade dress, logos, trade names, Internet domain names, designs, slogans and general intangibles of like nature, copyrights and all registrations, applications, reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), computer programs, computer databases and related documentation and materials, data, documentation, technology, trade secrets, confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) and other intellectual property rights (in whatever form or medium).

(p) Certain Contracts. As of the date of this Agreement, neither MWV nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money in excess of $100,000,000 or any guarantee thereof or (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of MWV and its subsidiaries (including, for purposes of this Section 4.1(p), TopCo and its subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted (all contracts of the types described in clauses (i) through (iii), collectively, the “MWV Material Contracts”). MWV has delivered or made available to RockTenn, prior to the execution of this Agreement, true and complete copies of all MWV Material Contracts not filed as exhibits to the MWV Filed SEC Documents. Each MWV Material Contract is valid and binding on MWV (or, to the extent a subsidiary of MWV is a party, such subsidiary) and is in full force and effect, and MWV and each subsidiary of MWV have in all material respects performed all obligations required to be performed by them to date under each MWV Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV. Neither MWV nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of MWV, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any MWV Material Contract. To the knowledge of MWV, no other party to any MWV Material Contract is in breach of or default under the terms of any MWV Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MWV.

(q) Environmental Protection.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV:

(A) MWV and each of its subsidiaries are and have been since January 1, 2010 in compliance with all applicable Environmental Laws and neither MWV nor any of its subsidiaries has received any communication (written or oral) from any person or Governmental Entity that alleges that MWV or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(B) MWV and each of its subsidiaries have obtained or have applied for all environmental, health and safety permits and governmental authorizations (collectively, the “Environmental Permits”) necessary for the construction of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and MWV and its subsidiaries are in compliance with all terms and conditions of the Environmental Permits.

(C) There are no Environmental Claims pending or, to the knowledge of MWV, threatened (I) against MWV or any of its subsidiaries, (II) against any person or entity whose liability for any Environmental Claim MWV or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (III) against any real or personal property or operations which MWV or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2010, in whole or in part.

(D) There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against MWV or any of its subsidiaries, or against any person or entity whose liability for any Environmental Claim MWV or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(ii) No non-ordinary course, material capital expenditures (including with respect to the installation of pollution control equipment) that are not reflected in the budgeted capital expenditures for MWV’s 2015 fiscal year as disclosed to RockTenn prior to the date of this Agreement are required or are reasonably expected to be required during the current or subsequent three fiscal years for MWV, its subsidiaries or their respective facilities to maintain or achieve compliance with applicable Environmental Laws.

(iii) Definitions. As used in this Agreement:

(A) “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings, requests for information, orders or notices of noncompliance or violation (written or oral) by any person or entity (including any Governmental Entity), alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (I) the presence, Release or threatened Release into the environment of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by MWV or any of its subsidiaries (for purposes of this Section 4.1(q)) or by RockTenn or any of its subsidiaries (for purposes of Section 4.2(q)), (II) circumstances forming the basis of any violation or alleged violation of any Environmental Law or (III) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

(B) “Environmental Laws” means all federal, state, foreign and supranational and local laws, rules and regulations, including civil and common laws, relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(C) “Hazardous Materials” means (I) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (II) any chemicals, materials or substances which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import under any Environmental Law and (III) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which MWV or any of its subsidiaries operates (for purposes of this Section 4.1(q)) or in which RockTenn or any of its subsidiaries operates (for purposes of Section 4.2(q)).

(D) “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater or property.

(r) Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV, (i) MWV and its affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) MWV and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws, and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither MWV nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

(s) Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MWV:

(i) Except with respect to the real property comprising timberlands or forestlands of MWV and its subsidiaries (the “MWV Timberlands”), (A) MWV and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable MWV Permits and Applicable Laws with respect to MWV and its subsidiaries, (C) there are no existing (or to MWV’s knowledge, threatened) condemnation proceedings with respect to any such real property and (D)

with respect to all such leased real property, MWV and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither MWV nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure. As used herein, “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any MWV Filed SEC Documents or RockTenn Filed SEC Documents, as the case may be, together with the following (without duplication): (A) Liens imposed by law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against MWV or RockTenn, as the case may be, with respect to which MWV or RockTenn, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of MWV or RockTenn, as the case may be, in accordance with GAAP, (B) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of MWV or RockTenn, as the case may be, in accordance with GAAP, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by MWV or RockTenn, as the case may be, in the ordinary course of business, (F) leases, subleases, licenses and occupancy agreements by MWV or RockTenn, as the case may be, as landlord, sublandlord or licensor, (G) Liens disclosed on any title insurance policy held by MWV or RockTenn, as the case may be, in existence on the date hereof and (H) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord.

(ii) With respect to the MWV Timberlands, MWV has title and ownership in and to the MWV Timberlands sufficient for their continued use and operation in accordance with the custom and practice of MWV from time to time in the ordinary course of its business thereon.

(t) Opinion of Financial Advisors. MWV has received the opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Greenhill & Co., LLC (collectively, the “MWV Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters set forth in such opinions, the MWV Merger Consideration is fair from a financial point of view to MWV stockholders.

(u) Brokers. Except for fees payable to the MWV Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MWV.

SECTION 4.2 Representations and Warranties of RockTenn. Except as set forth in any RockTenn SEC Document filed and publicly available prior to the date of this Agreement (as amended to the date hereof, the “RockTenn Filed SEC Documents”) and filed with the SEC since January 1, 2014 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by RockTenn to MWV prior to the execution of this Agreement (the “RockTenn Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), RockTenn represents and warrants to MWV as follows:

(a) Organization, Standing and Corporate Power. Each of RockTenn and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. Each of RockTenn and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. RockTenn has delivered to or made available to MWV prior to the execution of this Agreement true and complete copies of any amendments to the Articles of Incorporation of RockTenn (the “RockTenn Articles of Incorporation”) and the By-laws of RockTenn not filed as of the date hereof with the RockTenn Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) RockTenn has all requisite corporate power and authority to enter into this Agreement and, subject to the RockTenn Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by RockTenn and the consummation by RockTenn of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of RockTenn, subject in the case of the RockTenn Merger to the RockTenn Shareholder Approval.

This Agreement has been duly executed and delivered by RockTenn and, assuming the due authorization, execution and delivery of this Agreement by MWV, constitutes the legal, valid and binding obligation of RockTenn, enforceable against RockTenn in accordance with its terms.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of RockTenn or any of its subsidiaries, under (A) the RockTenn Articles of Incorporation or the By-laws of RockTenn or the comparable organizational documents of any of its subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which RockTenn or any of its subsidiaries is a party or by which RockTenn, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to RockTenn or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on RockTenn or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to RockTenn or any of its subsidiaries in connection with the execution and delivery of this Agreement by RockTenn or the consummation by RockTenn of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (x) a proxy statement relating to the RockTenn Shareholders Meeting, (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the RockTenn Certificate of Merger and the MWV Certificate of Merger with the appropriate Secretaries of State and appropriate documents with the relevant authorities of other states in which RockTenn and MWV or their respective subsidiaries are qualified to do business; (D) such filings with and approvals of the NYSE to permit the shares of TopCo Common Stock that are to be issued in the Mergers to be listed on the NYSE; (E) the filing of the applicable New Entity Organizational Documents with the applicable Secretaries of State and (F) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on RockTenn or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) Capital Structure.

(i) The authorized capital stock of RockTenn consists of 175,000,000 shares of RockTenn Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “RockTenn Preferred Stock”). At the close of business on the Measurement Date, (A) 139,916,712 shares of RockTenn Common Stock were issued and outstanding, (B) 18,031,632 shares of RockTenn Common Stock were held by RockTenn in its treasury, (C) no shares of RockTenn Preferred Stock were issued and outstanding, (D) 1,260,949 shares of RockTenn Common Stock were reserved and available for issuance pursuant to the ESPP, (E) 8,465,080 shares of RockTenn Common Stock were reserved and available for issuance pursuant to the RockTenn Equity Plans, of which amount (I) 2,027,694 shares of RockTenn Common Stock were underlying RockTenn Options, (II) 21,500 shares of RockTenn Common Stock were underlying RockTenn Restricted Stock Awards (assuming satisfaction of any performance vesting conditions at maximum levels) and (III) 3,338,100 shares of RockTenn Common Stock were underlying RockTenn RSU Awards (assuming satisfaction of any performance vesting conditions at maximum levels) and (F) 303,796 shares of RockTenn Common Stock were reserved and available for issuance in accordance with the Plan of Reorganization and Confirmation Order (the shares referred to in this clause (F), “Reserved RockTenn Common Stock”).

(ii) All outstanding shares of capital stock of RockTenn are, and all shares of capital stock of RockTenn that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Measurement Date resulting from the issuance of shares of RockTenn Common Stock pursuant to RockTenn Options or RockTenn RSU Awards, or in respect of Reserved RockTenn Common Stock, or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of RockTenn, (y) any securities of RockTenn or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of RockTenn or (z) any warrants, calls, options or other rights to acquire from RockTenn or any of its subsidiaries (including any subsidiary trust), or obligations of RockTenn or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of RockTenn, and (B) there are no outstanding obligations of RockTenn or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii) There are no voting trusts or other agreements or understandings to which RockTenn or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of RockTenn or its subsidiaries. Neither RockTenn nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries.

(i) The subsidiaries set forth on Schedule 4.2(d)(i) of the RockTenn Disclosure Letter are the only Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) of RockTenn. All outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by RockTenn, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(ii) There are no outstanding (A) securities of RockTenn or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from RockTenn or any of its subsidiaries, or any obligation of RockTenn or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of RockTenn or (C) obligations of RockTenn or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of RockTenn or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) RockTenn and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2012 (the “RockTenn SEC Documents”). As of their respective dates, the RockTenn SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the RockTenn SEC Documents, and none of the RockTenn SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the RockTenn SEC Documents, and, to the knowledge of RockTenn, none of the RockTenn SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of RockTenn and its subsidiaries included in the RockTenn SEC Documents (the “RockTenn Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of RockTenn and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in RockTenn’s consolidated audited balance sheet as of September 30, 2014 (or the notes thereto) as included in the RockTenn Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2014 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither RockTenn nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of RockTenn and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on RockTenn.

(iv) RockTenn maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of RockTenn’s properties or assets. Since January 1, 2012, none of RockTenn, RockTenn’s independent accountants, the Board of Directors of RockTenn or its audit committee has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of RockTenn, (ii) “material weakness” in the internal controls over financial reporting of RockTenn or (iii) fraud, whether or not material, that involves management or other employees of RockTenn who have a significant role in the internal controls over financial reporting of RockTenn.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by RockTenn are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by RockTenn in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of RockTenn, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of RockTenn to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither RockTenn nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among RockTenn and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, RockTenn or any of its subsidiaries in RockTenn’s or such subsidiary’s published financial statements or other RockTenn SEC Documents.

(f) Information Supplied. None of the information supplied or to be supplied by RockTenn specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to RockTenn’s shareholders or at the time of the RockTenn Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by RockTenn with respect to statements made or incorporated by reference therein based on information supplied by MWV specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From September 30, 2014 through the date of this Agreement, the businesses of RockTenn and its subsidiaries have been conducted in the ordinary course of business in a manner consistent with past practice.

(ii) Since September 30, 2014, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on RockTenn.

(h) Compliance with Applicable Laws; Outstanding Orders.

(i) RockTenn, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of RockTenn and its subsidiaries (the “RockTenn Permits”), except where the failure to have any such RockTenn Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. RockTenn and its subsidiaries are in compliance with the terms of the RockTenn Permits and all Applicable Laws relating to RockTenn and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. No action, demand, requirement or investigation by any Governmental Entity and no suit, action, investigation or proceeding by any person, in each case with respect to RockTenn or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of RockTenn, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on RockTenn or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(ii) Neither RockTenn nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on RockTenn or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(i) Litigation. There is no Action pending against or, to the knowledge of RockTenn, threatened against or affecting RockTenn or any of its subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on RockTenn or (B) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(j) Benefit Plans.

(i) With respect to each material RockTenn Benefit Plan, RockTenn has made available to MWV complete and accurate copies of (A) such RockTenn Benefit Plan (or, with respect to any such arrangement that is not in writing, a written description of the material terms thereof), including any amendment thereto, and to the extent applicable, summary plan description thereof, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the two most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity, (E) the most recently received IRS determination letter or opinion and (F) all material correspondence with a Governmental Entity. Except as specifically provided in the foregoing documents made available to MWV, there are no amendments to any material RockTenn Benefit Plans that have been adopted or approved nor has RockTenn or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any new material RockTenn Benefit Plans.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, (A) each of the RockTenn Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (B) no RockTenn Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of RockTenn or its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable

U.S. state or foreign law; (C) all contributions or other amounts payable by RockTenn or its subsidiaries as of the Effective Time pursuant to each RockTenn Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP; (D) neither RockTenn nor any of its subsidiaries has engaged in a transaction in connection with which RockTenn or its subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of RockTenn, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the RockTenn Benefit Plans or any trusts related thereto.

(iii) Section 4.2(j)(iii) of the RockTenn Disclosure Letter sets forth each Multiemployer Plan or Multiple Employer Plan to which RockTenn, any of its subsidiaries or any of their respective ERISA Affiliates contributes or is obligated to contribute, or within the six years preceding the date of this Agreement, contributed, or was obligated to contribute. Except as set forth on Section 4.2(j)(iii) of the RockTenn Disclosure Letter and as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, none of RockTenn, any of its subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six years preceding the date of this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or Multiple Employer Plan, and none of RockTenn, any of its subsidiaries or any of their respective ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, each of the RockTenn Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v) Section 4.2(j)(v) of the RockTenn Disclosure Letter sets forth each RockTenn Benefit Plan that is subject to Section 302 or Title IV or Section 412, 430 or 4971 of the Code (each, a “RockTenn Title IV Plan”). With respect to each RockTenn Title IV Plan, except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, (A) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (B) no such RockTenn Title IV Plan is currently in “at risk” status within the meaning of Section 430 of the Code or Section 303(i) of ERISA, (C) the present value of accrued benefits under such RockTenn Title IV Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such RockTenn Title IV Plan’s actuary with respect to such RockTenn Title IV Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such RockTenn Title IV Plan allocable to such accrued benefits, (D) no reportable event within the meaning of Section 4043(c) of

ERISA for which the 30-day notice requirement has not been waived has occurred, (E) none of RockTenn, any of its subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA, (F) all premiums to the PBGC have been timely paid in full, (G) no liability (other than for premiums to the PBGC) has been or, to the knowledge of RockTenn, is expected to be incurred by RockTenn or any of its subsidiaries and (H) the PBGC has not instituted proceedings to terminate any such RockTenn Title IV Plan. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability following the Closing of RockTenn, any of its subsidiaries or any of their respective ERISA Affiliates. Since July 1, 2014, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any RockTenn Title IV Plan, or any material change in the manner in which contributions to any RockTenn Title IV Plan are made or the basis on which such contributions are determined.

(vi) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of RockTenn or its subsidiaries under any RockTenn Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any RockTenn Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(vii) No person is entitled to receive any additional payment (including any Tax gross-up or other payment) from RockTenn or any of its subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, all RockTenn Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k) Labor and Employment Matters.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, neither RockTenn nor any of its subsidiaries has received written notice during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of RockTenn or any of its subsidiaries and, to the knowledge of

RockTenn, no such investigation is in progress. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, (A) there are no (and have not been during the three-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of RockTenn or any of its subsidiaries, (B) to the knowledge of RockTenn, there is no (and has not been during the three-year period preceding the date of this Agreement) union organizing effort pending or threatened against RockTenn or any of its subsidiaries, (C) there is no (and has not been during the three-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of RockTenn, threatened against RockTenn or any of its subsidiaries and (D) there is no (and has not been during the three-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the knowledge of RockTenn, threatened, with respect to any employees of RockTenn or any of its subsidiaries. To the knowledge of RockTenn, neither RockTenn nor any of its subsidiaries has, or is reasonably expected to have, any material liabilities under the WARN Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, RockTenn and each of its subsidiaries is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(ii) Section 4.2(k)(ii) of the RockTenn Disclosure Letter sets forth all employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect, including any industry-wide agreement in a non-U.S. jurisdiction, that cover any employees of RockTenn or any of its subsidiaries or to which RockTenn or any of its subsidiaries is a party or otherwise bound (a “RockTenn Labor Agreement”). True and complete copies of all RockTenn Labor Agreements listed in Section 4.2(k)(ii) of the RockTenn Disclosure Letter (or in the case of any unwritten RockTenn Labor Agreement, the material terms thereof) have been made available to MWV prior to the date of this Agreement. Neither RockTenn nor any of its subsidiaries is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing (whether under Applicable Law or any written agreement).

(l) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RockTenn:

(i) (A) All Tax Returns required to be filed by RockTenn and its subsidiaries, have been timely filed, (B) all such Tax Returns are or will be true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by RockTenn and its subsidiaries have been paid or appropriate reserves have been recorded in the RockTenn Financial Statements, (D) all Taxes of RockTenn or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the RockTenn Financial Statements and (E) RockTenn and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to RockTenn or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

(iii) (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of RockTenn or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which RockTenn or any of its subsidiaries, may be liable with respect to income or other Taxes which has not been fully paid or finally settled.

(iv) Neither RockTenn nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement, (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which RockTenn is the common parent corporation), (C) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law or (D) has any liability for the payment of Taxes of any person as a successor or transferee.

(v) None of the assets of RockTenn or any of its subsidiaries is subject to any Tax Lien (other than Liens for Taxes that are Permitted Liens).

(vi) Neither RockTenn nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code or any similar provision of Tax law in any other jurisdiction by reason of a change in accounting method or otherwise.

(vii) Neither RockTenn nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(viii) Neither RockTenn nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to preclude either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(ix) Neither RockTenn nor any of its subsidiaries has engaged in any listed transaction, or any reportable transaction the principal purpose of which was Tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax law in any other jurisdiction.

(m) Voting Requirements. The affirmative vote at the RockTenn Shareholders Meeting (the “RockTenn Shareholder Approval”) of the holders of a majority of all outstanding shares of RockTenn Common Stock entitled to vote thereon is necessary to approve this Agreement. The RockTenn Shareholder Approval is the only vote of holders of any securities of RockTenn or its subsidiaries necessary to approve the transactions contemplated by this Agreement.

(n) Takeover Statutes and Charter Provisions. Assuming that neither MWV nor any of its “affiliates” is, or at any time during the last five (5) years has been, an “interested shareholder” of RockTenn, in each case as defined in Section 14-2-1110, 14-2-1112 or 14-2-1131, as applicable, of the GBCC, the Board of Directors of RockTenn has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 14-2-1131 of the GBCC) as set forth in Section 14-2-1132 of the GBCC inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation, including Section 14-2-1111 of the GBCC, applies with respect to RockTenn or any of its subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. As of the date hereof, there is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which RockTenn or any of its subsidiaries is subject, party or otherwise bound.

(o) Intellectual Property. RockTenn and its subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. The conduct of RockTenn’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any third party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. No claims are pending or, to the knowledge of RockTenn, threatened or otherwise adversely affecting the Intellectual Property rights of RockTenn, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. To the knowledge of RockTenn, no third party has interfered with, infringed upon, misappropriated, diluted, violated or otherwise come into conflict with any Intellectual Property rights of RockTenn or any of its subsidiaries, except for interferences, infringements, misappropriations, dilutions or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn.

(p) Certain Contracts. As of the date of this Agreement, neither RockTenn nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money in excess of $100,000,000 or any guarantee thereof or (iii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of RockTenn and its subsidiaries (including, for purposes of this Section 4.2(p), TopCo and its subsidiaries, assuming the Mergers have taken place), taken as a whole, is or would be conducted (all contracts of the types described in clauses (i) through (iii), collectively, the “RockTenn Material Contracts”). RockTenn has delivered or made available to MWV, prior to the execution of this Agreement, true and complete copies of all RockTenn Material Contracts not filed as exhibits to the RockTenn Filed SEC Documents. Each RockTenn Material Contract is valid and binding on RockTenn (or, to the extent a subsidiary of RockTenn is a party, such subsidiary) and is in full force and effect, and RockTenn and each subsidiary of RockTenn have in all material respects performed all obligations required to be performed by them to date under each RockTenn Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn. Neither RockTenn nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of RockTenn, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any RockTenn Material Contract. To the knowledge of MWV, no other party to any RockTenn Material Contract is in breach of or default under the terms of any RockTenn Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on RockTenn.

(q) Environmental Protection. (i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn:

(A) RockTenn and each of its subsidiaries are and have been since January 1, 2010 in compliance with all applicable Environmental Laws and neither RockTenn nor any of its subsidiaries has received any communication (written or oral) from any person or Governmental Entity that alleges that RockTenn or any of its subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws.

(B) RockTenn and each of its subsidiaries have obtained or have applied for all Environmental Permits necessary for the construction of their facilities and the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and RockTenn and its subsidiaries are in compliance with all terms and conditions of the material Environmental Permits.

(C) There are no Environmental Claims, pending or, to the knowledge of RockTenn, threatened (A) against RockTenn or any of its subsidiaries, (B) against any person or entity whose liability for any Environmental Claim RockTenn or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law, or (C) against any real or personal property or operations which RockTenn or any of its subsidiaries owns, leases or manages, or any such property formerly owned, leased or managed by any of them since January 1, 2010, in whole or in part.

(D) There has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against RockTenn or any of its subsidiaries, or against any person or entity whose liability for any Environmental Claim RockTenn or any of its subsidiaries has or may have retained or assumed, either contractually or by operation of law.

(ii) No non-ordinary course, material capital expenditures (including with respect to the installation of pollution control equipment) that are not reflected in the budgeted capital expenditures for RockTenn’s 2015 fiscal year as disclosed to RockTenn prior to the date of this Agreement are required or are reasonably expected to be required during the current or subsequent three fiscal years for RockTenn, its subsidiaries or their respective facilities to maintain or achieve compliance with applicable Environmental Laws.

(r) Foreign Corrupt Practices Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn, (i) RockTenn and its affiliates, directors, officers and employees have complied with the Foreign Corrupt Practices Act and any other applicable foreign or domestic anticorruption or antibribery laws, (ii) RockTenn and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws, and (iii) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither RockTenn nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

(s) Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on RockTenn:

(i) Except with respect to the real property comprising timberlands or forestlands of RockTenn and its subsidiaries (the “RockTenn Timberlands”), (A) RockTenn and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) all such real property (I) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (II) has sufficient access to a public road and (III) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable RockTenn Permits and Applicable Laws with respect to RockTenn and its subsidiaries, (C) there are no existing (or to RockTenn’s knowledge, threatened) condemnation proceedings with respect to any such real property and (D) with respect to all such leased real property, RockTenn and each of its subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither RockTenn nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(ii) With respect to the RockTenn Timberlands, RockTenn has title and ownership in and to the RockTenn Timberlands sufficient for their continued use and operation in accordance with the custom and practice of RockTenn from time to time in the ordinary course of its business thereon.

(t) Opinion of Financial Advisors. RockTenn has received the opinions of Blackstone Advisory Partners L.P. and Lazard Frères & Co. LLC (the “RockTenn Financial Advisors”), dated the date of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the MWV Exchange Ratio is fair from a financial point of view to RockTenn.

(u) Brokers. Except for fees payable to the RockTenn Financial Advisors, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of RockTenn.

(v) TopCo and Merger Subs.

(i) As of the Closing Date, each of TopCo, MWV Merger Sub and RockTenn Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted. As of the date of the TopCo Formation or applicable Merger Sub Formation, as applicable, RockTenn has delivered to or made available to MWV certified copies of the applicable New Entity Organizational Documents.

(ii) As of the Closing Date, each of TopCo, MWV Merger Sub and RockTenn Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplate by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of an amendment to this Agreement as contemplated by Section 6.13, the performance of its obligations hereunder and matters ancillary thereto.

(iii) As of the date of the TopCo Formation or applicable Merger Sub Formation, as applicable, and as of the Closing Date, (A) each of TopCo, MWV Merger Sub and RockTenn Merger Sub has all requisite corporate or other, as the case may be, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and (B) the execution and delivery of this Agreement by TopCo, MWV Merger Sub or RockTenn Merger Sub, as applicable, and the consummation by TopCo, MWV Merger Sub or RockTenn Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

(iv) As of the date of the TopCo Formation or applicable Merger Sub Formation, as applicable, and as of the Closing Date, the execution and delivery of this Agreement by each of TopCo, MWV Merger Sub and RockTenn Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of TopCo, MWV Merger Sub and RockTenn Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of TopCo, MWV Merger Sub or RockTenn Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

(v) As of the date of the TopCo Formation and as of the Closing Date, (i) all outstanding shares of capital stock of TopCo are, and all shares of capital stock of TopCo that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares of capital stock of TopCo are owned, directly or indirectly, by RockTenn, free and clear of any Lien, and (ii) (A) there are not issued or outstanding (I) any shares of capital stock or other voting securities of TopCo, (II) any securities of RockTenn or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of TopCo or any of its subsidiaries or (III) any warrants, calls, options or other rights to acquire from RockTenn or any of its subsidiaries (including any subsidiary trust), or obligations of RockTenn or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of TopCo or any of its subsidiaries, and (B) there are no outstanding obligations of RockTenn or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(vi) As of the date of the applicable Merger Sub Formation and as of the Closing Date, all outstanding shares of capital stock of RockTenn Merger Sub and all limited liability company interests of MWV Merger Sub are, and all shares of capital stock of RockTenn Merger Sub or limited liability company interests of MWV Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares and limited liability company interests are owned, directly or indirectly, by TopCo, free and clear of any Lien.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.1 Conduct of Business.

(a) Conduct of Business by MWV. Except as set forth in Section 5.1(a) of the MWV Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by RockTenn in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, MWV shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(a) of the MWV Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by RockTenn in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, MWV shall not, and shall not permit any of its subsidiaries to:

(i) (A) other than (I) any regular quarterly distribution made by MWV in accordance with its distribution policy in an amount up to $0.25 per share of MWV Common Stock for any such quarterly distribution and (II) dividends and distributions by a direct or indirect wholly owned subsidiary of MWV to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of MWV or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of a MWV equity award in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any rights or options granted under a MWV Equity Plan that are outstanding on the date of this Agreement);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of equity compensation granted under the MWV Benefit Plans and outstanding as of the date hereof in accordance with their present terms and (B) as required by any MWV Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any MWV Material Contract except in connection with any amendments to, and normal renewals of, MWV Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of MWV or its subsidiaries containing (1) any material restriction on the ability of MWV or its subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Effective Time, would impose obligations on TopCo or its affiliates, or (3) any provision of the type described in clause (iii) of the definition of MWV Material Contracts;

(iv) (A) merge with or enter into a consolidation with or otherwise acquire an interest of 50% or more of the outstanding equity interests in any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of MWV with any other person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned subsidiaries of MWV, or (3) in one or more transactions with respect to which the aggregate consideration does not exceed $500,000,000 and (y) in the case of clause (B), any transaction involving only the direct or indirect wholly owned subsidiaries of MWV;

(v) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or material properties of MWV or any of its subsidiaries or (B) mortgage or pledge any material assets or material properties of MWV or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration does not exceed $250,000,000;

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under MWV’s current borrowing agreements or any refinancing thereof, (B) for any inter-company indebtedness solely involving MWV and/or direct or indirect wholly owned subsidiaries, (C) as required by existing contracts entered into in the ordinary course of business, (D) indebtedness for borrowed money not to exceed $750,000,000 in aggregate principal amount outstanding at any time incurred by MWV or any of its subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excesss of $250,000,000 in aggregate principal amount outstanding at any time, MWV has consulted in advance with RockTenn), or (E) guarantees by MWV of indebtedness for borrowed money of its subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(a)(vi);

(vii) waive, release, assign, settle or compromise any pending or threatened Action which is (A) material to the business of MWV and its subsidiaries, taken as a whole, or (B) otherwise involves the payment by MWV of an amount in excess of $75,000,000 (excluding any amounts that may be paid under existing insurance policies);

(viii) make any material Tax election except in the ordinary course of business consistent with past practice;

(ix) except as required by any MWV Benefit Plan in effect on the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any officer, director or other employee, other than (1) for increases in compensation or benefits or (2) amendments to employment, change-in-control or severance agreements, in each case, in the ordinary course of business consistent with past practice; provided that any such amendments do not otherwise increase the benefits or amounts paid or payable to any officer, director or other employee in connection with the transactions contemplated by this Agreement, (B) grant any bonuses, other than in the ordinary course of business consistent with past practice (including grants of bonuses to new hires), to any officer, director or other employee, (C) enter into or adopt any new MWV Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing MWV Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any officer, director or other employee or grant or amend any award under any MWV Benefit Plan (including the grant of any options, restricted stock, restricted stock units, warrants, other equity or equity-based or related compensation), (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, (E)

grant to any officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any non-key employee, the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice), or (F) terminate any key employee other than for cause (including misconduct or breach of company policy);

(x) change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xi) other than foreign exchange rate swaps with respect to intercompany debt, enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(xii) other than in the ordinary course of business consistent with past practice or as necessary to maintain value and functionality of MWV’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than 110% of the aggregate amount of MWV’s budgeted capital expenditures for MWV’s 2015 fiscal year as disclosed to RockTenn prior to the date of this Agreement;

(xiii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with MWV’s financial accounting policies and procedures and GAAP;

(xiv) amend the MWV Certificate of Incorporation or By-laws of MWV; or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by RockTenn. Except as set forth in Section 5.1(b) of the RockTenn Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by MWV in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, RockTenn shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Except as set forth in Section 5.1(b) of the RockTenn Disclosure Letter, as otherwise expressly contemplated by this Agreement or as consented to by MWV in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, RockTenn shall not, and shall not permit any of its subsidiaries to:

(i) (A) other than (I) any quarterly distribution made by RockTenn in an amount per share of RockTenn Common Stock for any such quarterly distribution up to the product of (x) 1.2821 times (y) the amount per share of MWV Common Stock most recently paid by MWV as a regular quarterly distribution prior to the declaration by RockTenn of such quarterly distribution, and (II) dividends and distributions by a direct or indirect wholly owned subsidiary of RockTenn to its parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of RockTenn or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of a RockTenn Equity Award in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any rights or options granted under a RockTenn Equity Plan that are outstanding on the date of this Agreement);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the settlement of equity compensation granted under the RockTenn Benefit Plans and outstanding as of the date hereof in accordance with their present terms and (B) as required by any RockTenn Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive any material provision of any RockTenn Material Contract except in connection with any amendments to, and normal renewals of, RockTenn Material Contracts without materially adverse changes, additions or deletions of terms, or (B) enter into any new agreement or contract or other binding obligation of RockTenn or its subsidiaries containing (1) any material restriction on the ability of RockTenn or its subsidiaries to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Mergers, (2) with respect to any material agreement, contract or other binding obligation, any restrictions granting “most favored nation” status that, following the Effective Time, would impose obligations on TopCo or its affiliates, or (3) any provision of the type described in clause (iii) of the definition of RockTenn Material Contracts;

(iv) (A) merge with or enter into a consolidation with or otherwise acquire an interest of 50% or more of the outstanding equity interests in any person or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (C) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, or (D) enter into any new line of business, except, (x) in the case of clauses (A) and (C) (but specifically excluding any merger or consolidation of RockTenn, TopCo, MWV Merger Sub and RockTenn Merger Sub with any other person under clause (A)), (1) in the ordinary course of business consistent with past practice, (2) transactions involving only direct or indirect wholly owned subsidiaries of RockTenn (other than TopCo, MWV Merger Sub or RockTenn Merger Sub), or (3) in one or more transactions with respect to which the aggregate consideration does not exceed $500,000,000 and (y) in the case of clause (B), transactions involving only the direct or indirect wholly owned subsidiaries of RockTenn (other than TopCo, MWV Merger Sub or RockTenn Merger Sub);

(v) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or material properties of RockTenn or any of its subsidiaries or (B) mortgage or pledge any material assets or material properties of RockTenn or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2), in one or more transactions with respect to which the aggregate consideration does not exceed $250,000,000;

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice under RockTenn’s current borrowing agreements or any refinancing thereof, (B) for any inter-company indebtedness solely involving RockTenn and/or direct or indirect wholly owned subsidiaries (other than TopCo, MWV Merger Sub or RockTenn Merger Sub), (C) as required by existing contracts entered into in the ordinary course of business, (D) indebtedness for borrowed money not to exceed $750,000,000 in aggregate principal amount outstanding at any time incurred by RockTenn or any of its subsidiaries other than in accordance with clauses (A) through (C) (provided, that for any such indebtedness in excesss of $250,000,000 in aggregate principal amount outstanding at any time, RockTenn has consulted in advance with MWV), or (E) guarantees by RockTenn of indebtedness for borrowed money of its subsidiaries (other than TopCo, MWV Merger Sub or RockTenn Merger Sub), which indebtedness is incurred in compliance with this Section 5.1(b)(vi);

(vii) waive, release, assign, settle or compromise any pending or threatened Action which is (A) material to the business of RockTenn and its subsidiaries, taken as a whole or (B) otherwise involves the payment by RockTenn of an amount in excess of $75,000,000 (excluding any amounts that may be paid under existing insurance policies);

(viii) make any material Tax election except in the ordinary course of business consistent with past practice;

(ix) except as required by any RockTenn Benefit Plan in effect on the date of this Agreement or as amended after the date of this Agreement in accordance with the terms of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any officer, director or other employee, other than (1) for increases in compensation or benefits or (2) amendments to employment, change-in-control or severance agreements, in each case, in the ordinary course of business consistent with past practice; provided that any such amendments do not otherwise increase the benefits or amounts paid or payable to any officer, director or other employee in connection with the transactions contemplated by this Agreement, (B) grant any bonuses, other than in the ordinary course of business consistent with past practice (including grants of bonuses to new hires), to any officer, director or other employee, (C) enter into or adopt any new RockTenn Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing RockTenn Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any officer, director or other employee or grant or amend any award under any RockTenn Benefit Plan (including the grant of any options, restricted stock, restricted stock units, warrants, other equity or equity-based or related compensation), (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, (E) grant to any officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any non-key employee, the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice) or (F) terminate any key employee other than for cause (including misconduct or breach of company policy);

(x) change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xi) other than foreign exchange rate swaps with respect to intercompany debt, enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(xii) other than in the ordinary course of business consistent with past practice or as necessary to maintain value and functionality of RockTenn’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than 110% of the aggregate amount of

RockTenn’s budgeted capital expenditures for RockTenn’s 2015 fiscal year as disclosed to MWV prior to the date of this Agreement;

(xiii) write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with RockTenn’s financial accounting policies and procedures and GAAP;

(xiv) amend the RockTenn Articles of Incorporation or By-laws of RockTenn or the New Entity Organizational Documents; or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(c) Other Actions. Except as required by law, during the period from the date of this Agreement to the Effective Time, neither MWV nor RockTenn shall, nor shall either permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Mergers set forth in Article VII.

SECTION 5.2 No Solicitation by MWV. (a) MWV shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (a “Representative”) retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a MWV Alternative Transaction or (ii) participate in any substantive discussions or negotiations, or cooperate in any way with any person, with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a MWV Alternative Transaction; provided, however, that if, at any time prior to obtaining the MWV Stockholder Approval, the Board of Directors of MWV determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.2(a) constitutes or is reasonably likely to lead to a MWV Superior Proposal, subject to compliance with Section 5.2(c), MWV and its Representatives may (A) furnish information with respect to MWV and its subsidiaries to the person making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to RockTenn or is provided to RockTenn prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement, dated October 4, 2014, entered into between MWV and RockTenn (the “Confidentiality Agreement”) and (B) participate in discussions or negotiations regarding such proposal with the person making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “MWV Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than RockTenn and its subsidiaries (including TopCo, MWV Merger Sub and RockTenn Merger Sub) (a “MWV Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the

Exchange Act) of more than 20% of the outstanding shares of MWV Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of MWV, whether from MWV or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction involving MWV or any of its subsidiaries, (iii) any transaction pursuant to which any MWV Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of MWV and any entity surviving any merger or combination including any of them) of MWV or any of its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of MWV and its subsidiaries taken as a whole or (iv) any disposition of assets representing 20% or more of the consolidated revenues, net income or assets of MWV and its subsidiaries, taken as a whole.

(b) Except as permitted by this Section 5.2(b), neither the Board of Directors of MWV nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to RockTenn, the approval or recommendation by such Board of Directors or such committee of the MWV Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any MWV Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “MWV Subsequent Determination”) or (iii) cause MWV or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any MWV Alternative Transaction or requiring, or reasonably likely to cause, MWV to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.2(a)). Notwithstanding the foregoing, in the event that prior to obtaining the MWV Stockholder Approval, the Board of Directors of MWV determines in good faith, after it has received a MWV Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of MWV may (subject to this and the following sentences) effect a MWV Subsequent Determination or cause MWV to terminate this Agreement pursuant to Section 8.1(h) and concurrently with such termination enter into a definitive agreement providing for such MWV Superior Proposal (subject to the satisfaction of its obligations under Section 8.2(b)), but only at a time that is after the fourth business day following RockTenn’s receipt of written notice from MWV advising RockTenn that the Board of Directors of MWV has received a MWV Superior Proposal specifying the material terms and conditions of such MWV Superior Proposal, identifying the person making such MWV Superior Proposal and stating that it intends to make a MWV Subsequent Determination; provided that in the event of a subsequent modification to the material terms and conditions of such MWV Superior Proposal, the Board of Directors of MWV may only effect a MWV Subsequent Determination after the second business day following RockTenn’s receipt of written notice from MWV advising RockTenn of the modification to such terms and conditions. For purposes of this Agreement, a “MWV Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a MWV Third Party to enter into a MWV Alternative Transaction (with all references to 20% in the definition of MWV Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.2(a), (B) is on terms that the Board of Directors of

MWV determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to MWV’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by RockTenn in response to such proposal to enter into a MWV Alternative Transaction and the identity of the person making such proposal to enter into a MWV Alternative Transaction) and (C) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the MWV Stockholder Approval, if the Board of Directors of MWV determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of MWV may effect a MWV Subsequent Determination in response to any event, change, effect, development, state of facts, condition or occurrence that materially affects (A) the business, financial condition or results of operations of MWV and its subsidiaries, taken as a whole, or (B) the stockholders of MWV (including the benefits of the transactions contemplated by this Agreement to MWV or the stockholders of MWV), in either case that (x) is first occurring after the date hereof, (y) does not involve or relate to a proposal the consummation of which would constitute a MWV Alternative Transaction and does not involve or relate to RockTenn or its affiliates, and (z) is not known and was not reasonably foreseeable to the Board of Directors of MWV as of the date hereof, but only at a time that is after the fourth business day following RockTenn’s receipt of written notice from MWV advising RockTenn of all material information with respect to any such events, changes, effects, developments, conditions or occurrences and stating that it intends to make a MWV Subsequent Determination and providing a full description of its rationale therefor.

(c) In addition to the obligations of MWV set forth in Sections 5.2(a) and Section 5.2(b), MWV shall promptly, and in any event within 24 hours of receipt thereof, advise RockTenn orally and in writing of any request for information or of any proposal relating to a MWV Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. MWV shall (i) keep RockTenn reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to RockTenn as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between MWV or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, that describes in any material respect any of the material terms or conditions of any such request or proposal.

(d) Nothing contained in this Section 5.2 shall prohibit MWV from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a MWV Subsequent Determination shall be subject to the provisions of Section 5.2(b) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a MWV Subsequent Determination).

SECTION 5.3 No Solicitation by RockTenn. (a) RockTenn shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representatives retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a RockTenn Alternative Transaction or (ii) participate in any substantive discussions or negotiations, or cooperate in any way with any person, with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a RockTenn Alternative Transaction; provided, however, that if, at any time prior to obtaining the RockTenn Shareholder Approval, the Board of Directors of RockTenn determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that that did not result from a material breach of this Section 5.3(a) constitutes or is reasonably likely to lead to a RockTenn Superior Proposal, subject to compliance with Section 5.3(c), RockTenn and its Representatives may (A) furnish information with respect to RockTenn and its subsidiaries to the person making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to MWV or is provided to MWV prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the Confidentiality Agreement and (B) participate in discussions or negotiations regarding such proposal with the person making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “RockTenn Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than RockTenn and its subsidiaries (a “RockTenn Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding shares of RockTenn Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of RockTenn, whether from RockTenn or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction involving RockTenn or any of its subsidiaries, (iii) any transaction pursuant to which any RockTenn Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of RockTenn and any entity surviving any merger or combination including any of them) of RockTenn or any of its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of RockTenn and its subsidiaries taken as a whole or (iv) any disposition of assets representing 20% or more of the consolidated revenues, net income or assets of RockTenn and its subsidiaries, taken as a whole.

(b) Except as permitted by this Section 5.3(b), neither the Board of Directors of RockTenn nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to MWV, the approval or recommendation by such Board of Directors or such committee of the RockTenn Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any RockTenn

Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “RockTenn Subsequent Determination”) or (iii) cause RockTenn or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any RockTenn Alternative Transaction or requiring, or reasonably likely to cause, RockTenn to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Mergers or any of the other transactions contemplated by this Agreement (other than a confidentiality agreement referred to in Section 5.3(a)). Notwithstanding the foregoing, in the event that prior to obtaining the RockTenn Shareholder Approval, the Board of Directors of RockTenn determines in good faith, after it has received a RockTenn Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of RockTenn may (subject to this and the following sentences) effect a RockTenn Subsequent Determination or cause RockTenn to terminate this Agreement pursuant to Section 8.1(g) and concurrently with such termination enter into a definitive agreement providing for such RockTenn Superior Proposal (subject to the satisfaction of its obligations under Section 8.2(c)), but only at a time that is after the fourth business day following MWV’s receipt of written notice from RockTenn advising MWV that the Board of Directors of RockTenn has received a RockTenn Superior Proposal specifying the material terms and conditions of such RockTenn Superior Proposal, identifying the person making such RockTenn Superior Proposal and stating that it intends to make a RockTenn Subsequent Determination; provided that in the event of a subsequent modification to the material terms and conditions of such MWV Superior Proposal, the Board of Directors of MWV may only effect a MWV Subsequent Determination after the second business day following RockTenn’s receipt of written notice from MWV advising RockTenn of the modification to such terms and conditions. For purposes of this Agreement, a “RockTenn Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a RockTenn Third Party to enter into a RockTenn Alternative Transaction (with all references to 20% in the definition of RockTenn Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.3(a), (B) is on terms that the Board of Directors of RockTenn determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to RockTenn’s shareholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by MWV in response to such proposal to enter into a RockTenn Alternative Transaction) and (C) is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the RockTenn Shareholder Approval, if the Board of Directors of RockTenn determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of RockTenn may effect a RockTenn Subsequent Determination in response to any event, change, effect, development, state of facts, condition or occurrence that materially affects (A) the business, financial condition or results of operations of RockTenn and its subsidiaries, taken as a whole, or (B) the shareholders of RockTenn (including the benefits of the transactions contemplated by this Agreement to RockTenn or the shareholders of RockTenn), in either case that (x) is first occurring after the date hereof, (y) does not involve or relate to a proposal the consummation of which would constitute a RockTenn Alternative Transaction and does not involve or relate to MWV or its affiliates and (z) is not known and was not reasonably foreseeable to the Board of Directors of RockTenn as of the date hereof, but only at a time that is after the fourth business day following MWV’s receipt of written notice from RockTenn advising MWV of all material information with respect to any such events, changes, effects, developments, conditions or occurrences and stating that it intends to make a RockTenn Subsequent Determination and providing a full description of its rationale therefor.

(c) In addition to the obligations of RockTenn set forth in Section 5.3(a) and Section 5.3(b), RockTenn shall promptly, and in any event within 24 hours of receipt thereof, advise MWV orally and in writing of any request for information or of any proposal relating to a RockTenn Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. RockTenn shall (i) keep MWV reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to MWV as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between RockTenn or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, that describes in any material respect any of the material terms or conditions of any such request or proposal.

(d) Nothing contained in this Section 5.3 shall prohibit RockTenn from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a RockTenn Subsequent Determination shall be subject to the provisions of Section 5.3(b) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a RockTenn Subsequent Determination).

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, MWV and RockTenn shall prepare, and RockTenn shall cause TopCo to file with the SEC, the Joint Proxy Statement, and RockTenn shall prepare and cause TopCo to file with the SEC the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus. Each of MWV, RockTenn and TopCo shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. MWV, RockTenn and TopCo shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement received from the SEC. TopCo shall, and RockTenn shall cause TopCo to, provide MWV with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 shall be made without the approval of both MWV and RockTenn, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a MWV Subsequent Determination or a RockTenn Subsequent Determination. MWV shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to MWV’s stockholders, and RockTenn shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to RockTenn’s shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. TopCo shall, and RockTenn shall cause TopCo to, advise MWV promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to MWV, RockTenn, TopCo, or any of their respective affiliates, officers or directors, should be discovered by MWV, RockTenn or TopCo that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of MWV and RockTenn.

(b) MWV shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “MWV Stockholders Meeting”) in accordance with the DGCL for the purpose of obtaining the MWV Stockholder Approval and shall, subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. MWV may only postpone or adjourn the MWV Stockholder’s Meeting (i) to solicit additional proxies for the purpose of obtaining the MWV Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that MWV has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of MWV prior to the MWV Stockholders Meeting.

(c) RockTenn shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its shareholders (the “RockTenn Shareholders Meeting”) in accordance with the GBCC for the purpose of obtaining the RockTenn Shareholder Approval and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its shareholders the approval of this Agreement. RockTenn may only postpone or adjourn the RockTenn Shareholders Meeting (i) to solicit additional proxies for the purpose of obtaining the RockTenn Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that RockTenn has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of RockTenn prior to the RockTenn Shareholders Meeting.

(d) MWV and RockTenn shall use reasonable best efforts to hold the MWV Stockholders Meeting and the RockTenn Shareholders Meeting on the same date and as soon as reasonably practicable after the date hereof.

SECTION 6.2 Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, each of MWV and RockTenn shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, each of MWV and RockTenn shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 6.2 shall affect any representation or warranty given by the other party hereto. Each of MWV and RockTenn shall hold, and shall cause its respective affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

SECTION 6.3 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the Antitrust Laws (the “Required Consents”) prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof, (ii) appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable. Notwithstanding anything to the contrary in this Agreement, neither MWV nor RockTenn shall be required to hold separate (including by trust or otherwise) or divest any of its businesses or assets or enter into any consent decree or other agreement that would restrict it in the conduct of its business as heretofore conducted if such action is reasonably likely to have a material adverse effect on TopCo and its subsidiaries, taken as a whole, after giving effect to the Mergers and taking into account the total benefits expected to be realized by TopCo after completion of the Mergers.

(b) Each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law. Each of the parties shall (i) promptly notify the other party of any communication received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Merger unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and (iii) furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Merger, provided that materials furnished pursuant to this Section 6.3(b) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

SECTION 6.4 Indemnification, Exculpation and Insurance. (a) From and after the Effective Time, TopCo shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of RockTenn or MWV or any of their subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of RockTenn or MWV, as applicable, or any of their respective subsidiaries as a director or officer of another person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of RockTenn or MWV, as applicable, or any of their respective subsidiaries or is or was serving at the request of RockTenn or MWV, as applicable, or any of their respective subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors of officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by RockTenn pursuant to the RockTenn Articles of Incorporation, the By-laws of RockTenn or the governing or organizational documents of any subsidiary of RockTenn, or by MWV pursuant to the MWV Certificate of Incorporation, the By-laws of MWV or the governing organizational documents of any subsidiary of MWV, as applicable, or and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from TopCo to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by RockTenn pursuant to the RockTenn Articles of Incorporation, the By-laws of RockTenn or the governing or organizational documents of any subsidiary of RockTenn, or by MWV pursuant to the MWV Certificate of Incorporation, the By-laws of MWV or the governing or organizational documents of any subsidiary of MWV, as applicable, and any indemnification agreements in existence as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the GBCC , the DGCL, the RockTenn Articles of Incorporation or the By-laws of RockTenn, or the MWV Certificate of Incorporation or the By-laws of MWV, as applicable, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) TopCo shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter. In the event that TopCo, MWV Surviving Company or RockTenn Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, TopCo, MWV Surviving Company and/or RockTenn Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of TopCo, MWV Surviving Company and/or RockTenn Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.4.

(b) For a period of six years from and after the Effective Time, TopCo shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by RockTenn or MWV or any of their subsidiaries or provide substitute polices for of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall TopCo be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of RockTenn in respect of any one policy year more than 300% of the annual premium payable by RockTenn for such insurance for the year ending February 28, 2015 (the “RockTenn Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the RockTenn Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, RockTenn may obtain at or prior to the Effective Time a six-year “tail” policy under RockTenn’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the RockTenn Maximum Amount, or (ii) of MWV in respect of any one policy year more than 300% of the annual premium payable by MWV for such insurance for the year ending May 18, 2015 (the “MWV Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the MWV Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, MWV may obtain at or prior to the Effective Time a six-year “tail” policy under MWV’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the MWV Maximum Amount.

(c) The provisions of this Section 6.4 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

SECTION 6.5 Fees and Expenses. Except as set forth in this Section 6.5 and in Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of RockTenn and MWV shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with (i) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees).

SECTION 6.6 Public Announcements. The initial press release relating to the Merger shall be a joint press release, to be agreed upon by MWV and RockTenn. Thereafter, MWV, on the one hand, and RockTenn, TopCo, MWV Merger Sub and RockTenn Merger Sub, on the other hand, shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonable withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release or public statement as may be required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable efforts to consult with the other party and (b) the second sentence of this Section 6.6 shall not apply with respect to a MWV Subsequent Determination or RockTenn Subsequent Determination.

SECTION 6.7 NYSE Listing. RockTenn shall use reasonable best efforts to cause the TopCo Common Stock issuable under Article III to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

SECTION 6.8 Tax Treatment. Each of MWV, RockTenn and their respective subsidiaries shall use all reasonable efforts to cause (a) the MWV Merger to qualify as a

“reorganization” within the meaning of Section 368(a) of the Code, (b) the RockTenn Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code and (c) the delivery of the opinions of counsel referred to in Sections 7.2(d) and 7.3(d). The parties shall report each of the Mergers in a manner consistent with such qualification. None of MWV, RockTenn or any of their respective subsidiaries shall take any action, or allow any affiliate to take any action, that could reasonably be expected to preclude any of the foregoing.

SECTION 6.9 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

SECTION 6.10 Conveyance Taxes. MWV and RockTenn shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. MWV and RockTenn shall pay on behalf of those persons holding MWV Common Stock and RockTenn Common Stock, respectively, immediately prior to the Effective Time any real estate transfer Taxes payable by such persons in connection with the Merger.

SECTION 6.11 Employee Benefits. (a) From and after the Effective Time, TopCo shall assume and honor all MWV Benefit Plans and RockTenn Benefit Plans. For all purposes under the employee benefit plans of TopCo and its affiliates providing benefits to any current or former employee of MWV or RockTenn or any of their respective affiliates (collectively, the “Employees”) after the Effective Time (the “New Plans”), and subject to Applicable Law and obligations under applicable collective bargaining agreements, each Employee shall be credited with his or her years of service with MWV or RockTenn or any of their respective affiliates, as the case may be, before the Effective Time, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar MWV Benefit Plans or RockTenn Benefit Plans, as applicable, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, and subject to Applicable Law and obligations under applicable U.S. MWV Labor Agreement, Non-U.S. MWV Labor Agreement or RockTenn Labor Agreement: (i) each Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable MWV Benefit Plan or RockTenn Benefit Plan, as applicable, in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, TopCo shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, and TopCo shall cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(b) TopCo, MWV and RockTenn hereby acknowledge that a “change of control” (or similar phrase) within the meaning of any MWV Benefit Plan (other than the MWV Rabbi Trust) or any RockTenn Benefit Plan (other than the RockTenn Rabbi Trust), as applicable, will occur at or prior to the Effective Time, as applicable.

(c) MWV shall, as promptly as practicable after the date hereof, and in any event prior to the Closing Date, through its Board of Directors, take all actions as are required under the Union Bank N.A. Rabbi Trust Agreement (the “MWV Rabbi Trust”), including making any necessary amendments, to provide that no contribution shall be made to the “Trust” (as defined in the MWV Rabbi Trust) in connection with the parties entering into this Agreement, the MWV Stockholder Approval, the Merger or any other transactions contemplated by this Agreement.

(d) RockTenn shall, as promptly as practicable after the date hereof, and in any event prior to the Closing Date, through its Board of Directors, take all actions as are required under the Vanguard Fiduciary Trust Agreement, dated as of January 13, 2005, as modified by that Acceptance of Successor Trustee, by and between Wells Fargo Bank, N.A. and RockTenn, effective September 28, 2012 (the “RockTenn Rabbi Trust”), including making any necessary amendments, to provide that no contribution shall be made to the “Trust” (as defined in the RockTenn Rabbi Trust) in connection with the parties entering into this Agreement, the RockTenn Shareholder Approval, the Merger or any other transactions contemplated by this Agreement.

(e) Nothing contained in this Section 6.11 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of TopCo, MWV or RockTenn or any of their subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with TopCo, MWV or RockTenn or any of their subsidiaries, or any of their respective affiliates, or (iv) limit the right of TopCo, MWV or RockTenn (or any of their subsidiaries) to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

(f) As soon as practicable following the date of this Agreement, the parties shall discuss and cooperate in good faith to develop the appropriate 2015 long-term equity incentive programs for the officers and employees of each of RockTenn and MWV.

SECTION 6.12 Section 16(b). TopCo, MWV and RockTenn shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of MWV or RockTenn (including derivative securities) or acquisitions of equity securities of TopCo (including derivative securities) in connection herewith by any individual who (a) is a director or officer of MWV or RockTenn or (b) at the Effective Time, will become a director or officer of TopCo, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.13 Entity Formation.

(a) As promptly as practicable following the date hereof, RockTenn shall take all action necessary, in accordance with Applicable Law, to form (the “TopCo Formation”), as sole stockholder, a corporation organized under the laws of the State of Delaware (the “TopCo”) with the Certificate of Incorporation and By-laws of TopCo (the “TopCo Organizational Documents”) substantially in the form as shall be mutually agreed upon by MWV and RockTenn. Immediately following the TopCo Formation, (a) the parties hereto shall cause this Agreement to be amended to add TopCo as a party to this Agreement as if an original party hereto by executing such amendment and (b) each of RockTenn and TopCo shall take all action necessary to cause this Agreement (as amended) and the transactions contemplated by this Agreement, including the Mergers, to be approved and adopted, as applicable, by TopCo and its sole stockholder for all required purposes under Applicable Law.

(b) As promptly as practicable following the TopCo Formation, TopCo shall, and RockTenn shall cause TopCo to, take all action necessary, in accordance with Applicable Law, to form, as (i) sole member, a limited liability company organized under the laws of the State of Delaware (“MWV Merger Sub”), with the Certificate of Formation and Limited Liability Company Agreement of MWV Merger Sub (the “MWV Merger Sub Organizational Documents”) substantially in the form as shall be mutually agreed upon by MWV and RockTenn, and (ii) sole shareholder, a corporation organized under the laws of the State of Georgia (“RockTenn Merger Sub” and, together with MWV Merger Sub, the “Merger Subs”), with the Articles of Incorporation and By-laws of RockTenn Merger Sub (together with the TopCo Organizational Documents and the MWV Merger Sub Organizational Documents, the “New Entity Organizational Documents”) substantially in the form as shall be mutually agreed upon by MWV and RockTenn (each, a “Merger Sub Formation”). MWV Merger Sub shall not make an election to be treated as a corporation for United States federal income tax purposes. Immediately following each Merger Sub Formation, (A) the parties hereto shall cause this Agreement to be amended to add the Merger Subs as parties hereto and each Merger Sub shall become a constituent corporation in its respective Merger and (B) TopCo shall, and RockTenn shall cause TopCo to, take all action necessary to cause this Agreement (as amended) and the transactions contemplated by this Agreement, including the Mergers, to be approved and adopted, as applicable, by MWV Merger Sub and its sole member, and RockTenn Merger Sub and its sole shareholder, as applicable, for all required purposes under Applicable Law.

SECTION 6.14 Dividend Coordination. MWV and RockTenn shall coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. Each of the MWV Stockholder Approval and the RockTenn Shareholder Approval shall have been obtained.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired.

(c) Foreign Approvals. (i) To the extent that the Mergers constitute a concentration within the scope of the EC Merger Regulation or are otherwise a concentration that is subject to the EC Merger Regulation, the European Commission deciding that it does not intend to initiate any proceedings under Article 6(1)(c) of the EC Merger Regulation in respect of the Mergers or to refer the Mergers (or any aspect of the transactions contemplated by this Agreement) to a competent authority of an EEA member state under Article 9(1) of the EC Merger Regulation or otherwise deciding that the Acquisition is compatible with the common market pursuant to article 6(1)(b) of the EC Merger Regulation; (ii) if required, the Canada Competition Act Clearance shall have been received, (iii) if required, the approval by the Chinese Ministry of Commerce of the Mergers and the other transactions contemplated by this Agreement shall have been obtained; and (iv) if required, the approval by the Mexican Federal Competition Commission of the Mergers and the other transactions contemplated by this Agreement shall have been obtained pursuant to the Mexican Federal Economic Competition Law (together with the matters contemplated by Section 7.1(b), the “Requisite Regulatory Approvals”). For purposes of this Agreement, “Canada Competition Act Clearance” means (A) the issuance of an Advance Ruling Certificate, (B) MWV and RockTenn have given the notice required under section 114 of the Canada Competition Act with respect to the Mergers and the other transactions contemplated by this Agreement, and the applicable waiting period under section 123 of the Canada Competition Act has expired or has been terminated in accordance with the Competition Act, or (C) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Canada Competition Act; and in the case of (B) or (C), MWV and RockTenn have been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Canada Competition Act in respect of the Mergers and the other transactions contemplated by this Agreement.

(d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the MWV Merger or the RockTenn Merger.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of MWV and RockTenn to their respective stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

(f) NYSE Listing. The shares of TopCo Common Stock issuable to the shareholders of RockTenn and the stockholders of MWV as contemplated by Article III shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.2 Conditions to Obligations of RockTenn. The obligation of RockTenn to effect the RockTenn Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of MWV contained in Section 4.1(a), Section 4.1(b)(i), Section 4.1(c) and Section 4.1(n) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of MWV contained in Section 4.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of MWV contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on MWV.

(b) Performance of Obligations of MWV. MWV shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. RockTenn shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of MWV to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(d) Tax Opinion. RockTenn shall have received an opinion of Cravath, Swaine & Moore LLP, in form and substance reasonably satisfactory to RockTenn, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the RockTenn Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or, alternatively, as a transaction qualifying for nonrecognition of gain and loss under Section 351 of the Code. In rendering such opinion, Cravath, Swaine & Moore LLP may receive and rely upon representations contained in certificates of TopCo, RockTenn, MWV and others, and the parties hereto agree to provide Cravath, Swaine & Moore LLP with such certificates as it may reasonably request in connection with rendering its opinion.

SECTION 7.3 Conditions to Obligations of MWV. The obligation of MWV to effect the MWV Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of RockTenn contained in Section 4.2(a),
Section 4.2(b)(i), Section 4.2(c) and Section 4.2(n) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of RockTenn contained in Section 4.2(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date and (iii) each of the representations and warranties of RockTenn contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on RockTenn.

(b) Performance of Obligations of RockTenn. RockTenn shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. MWV shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of RockTenn to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Tax Opinion. MWV shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to MWV, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the MWV Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz may receive and rely upon representations contained in certificates of MWV, RockTenn and others, and the parties hereto agree to provide Wachtell, Lipton, Rosen & Katz with such certificates as it may reasonably request in connection with rendering its opinion.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of Section 8.1(e), (f), (g) or (h)) whether before or after the MWV Stockholder Approval or the RockTenn Shareholder Approval:

(a) by mutual written consent of MWV and RockTenn;

(b) by either MWV or RockTenn:

(i) if the Mergers shall not have been consummated by January 25, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to perform any of its material obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Mergers to be consummated by such time;

(ii) if the MWV Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a MWV Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if the RockTenn Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a RockTenn Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if any Restraint having any of the effects set forth in Section 7.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the MWV Merger or the RockTenn Merger and such denial has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall have used reasonable best efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

(c) by RockTenn (provided that RockTenn is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if MWV shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is incapable of being cured by MWV or is not cured within 30 days of written notice thereof;

(d) by MWV (provided that MWV is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if RockTenn shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is incapable of being cured by RockTenn or is not cured within 30 days of written notice thereof;

(e) by RockTenn, at any time prior to the MWV Stockholders Meeting, if (i) the Board of Directors of MWV shall have failed to include in the Joint Proxy Statement to the stockholders of MWV, its recommendation without modification or qualification that such stockholders adopt this Agreement, or (ii) there shall have been any MWV Subsequent Determination, whether or not in compliance with Section 5.2;

(f) by MWV, at any time prior to the RockTenn Shareholders Meeting, (i) if the Board of Directors of RockTenn shall have failed to include in the Joint Proxy Statement to the shareholders of RockTenn, its recommendation without modification or qualification that such shareholders approve this Agreement, or (ii) there shall have been any RockTenn Subsequent Determination, whether or not in compliance with Section 5.3;

(g) by RockTenn, at any time prior to obtaining the RockTenn Shareholder Approval, pursuant to Section 5.3(b); and

(h) by MWV, at any time prior to obtaining the MWV Stockholder Approval, pursuant to Section 5.2(b).

SECTION 8.2 Effect of Termination. (a) In the event of termination of this Agreement as provided in Section 8.1, and subject to the provisions of Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.2, Section 6.5 and Article IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any willful breach hereof.

(b) If this Agreement is terminated (i) MWV pursuant to Section 8.1(h), (ii) by RockTenn pursuant to Section 8.1(e); provided, that if either RockTenn or MWV terminate this Agreement pursuant to Section 8.1(b)(ii) at a time when RockTenn would have been entitled to terminate this Agreement pursuant to Section 8.1(e), this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.2(b), (iii) by RockTenn or MWV pursuant to Section 8.1(b)(ii) or by RockTenn pursuant to
Section 8.1(c) and prior to the MWV Stockholders Meeting there shall have been made to MWV, or shall have been made directly to the stockholders of MWV generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a MWV Alternative Transaction (substituting 50.1% for all 20% thresholds set forth in the definition of “MWV Alternative Transaction” (a “MWV Qualifying Transaction”)), which shall not have been withdrawn on or prior to the tenth business day prior to the MWV Stockholders Meeting or (iv) by RockTenn or MWV pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date if the RockTenn Shareholder Approval shall have been obtained prior to the Outside Date, and at or prior to the time of such termination there shall have been made to MWV, or shall have been made directly to the stockholders of MWV generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a MWV Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date), in each case set forth above, and, in the case of clauses (b)(iii) and (b)(iv), if within nine months of termination of this Agreement (A) MWV or its subsidiaries enters into a definitive agreement with any MWV Third Party with respect to a MWV Qualifying Transaction or (B) any MWV Qualifying Transaction is consummated, then MWV shall pay to RockTenn, not later than (x) in the case of clauses (b)(i), the date of termination of this Agreement, (y) in the case of clause (b)(ii), one business day after the date of termination of this Agreement, and (z) in the case of clauses (b)(iii) and (b)(iv), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the MWV Qualifying Transaction referred to in clause (B) is consummated, a termination fee of $230,000,000 (the “Termination Fee”). Notwithstanding the foregoing, no Termination Fee shall be payable by MWV to RockTenn in any circumstance in which the RockTenn shareholders vote to disapprove this Agreement or the transactions contemplated hereby.

(c) If this Agreement is terminated (i) by RockTenn pursuant to Section 8.1(g), (ii) by MWV pursuant to Section 8.1(f); provided, that if either MWV or RockTenn terminate this Agreement pursuant to Section 8.1(b)(iii) at a time when MWV would have been entitled to terminate this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed terminated pursuant to Section 8.1(f) for purposes of this Section 8.2(c), (iii) by RockTenn or MWV pursuant to Section 8.1(b)(iii) or by MWV pursuant to Section 8.1(d) and prior to the RockTenn Shareholders Meeting there shall have been made to RockTenn, or shall have been made directly to the shareholders of RockTenn generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a RockTenn Alternative Transaction (substituting 50.1% for all 20% thresholds set forth in the definition of “RockTenn Alternative Transaction” (a “RockTenn Qualifying Transaction”)), which shall not have been withdrawn on or prior to the tenth business day prior to the RockTenn Shareholders Meeting or (iv) by MWV or RockTenn pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date if the MWV Stockholder Approval shall have been obtained prior to the Outside Date, and at or prior to the time of such termination there shall have been made to RockTenn, or shall have been made directly to the shareholders of RockTenn generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a RockTenn Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date), in each case set forth above, and, in the case of clauses (c)(iii) and (c)(iv), if within nine months of termination of this Agreement (A) RockTenn or its subsidiaries enters into a definitive agreement with any RockTenn Third Party with respect to a RockTenn Qualifying Transaction or (B) any RockTenn Qualifying Transaction is consummated, then RockTenn shall pay to MWV, not later than (x) in the case of clause (c)(i), the date of termination of this Agreement, (y) in the case of clause (c)(ii), one business day after the date of termination of this Agreement, and (z) in the case of clauses (c)(iii) and (c)(iv), one business day after the earlier of the date the agreement referred to in clause (A) is entered into or the RockTenn Qualifying Transaction referred to in clause (B) is consummated, the Termination Fee. Notwithstanding the foregoing, no Termination Fee shall be payable by RockTenn to MWV in any circumstance in which the MWV stockholders vote to disapprove this Agreement or the transactions contemplated hereby.

(d) Each Termination Fee payable under Sections 8.2(b) and 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth in Sections 8.2(b) and

8.2(c). If a party fails to promptly pay to the other party any fee due under such Sections 8.2(b) and 8.2(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

SECTION 8.3 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the MWV Stockholder Approval or the RockTenn Shareholder Approval; provided, however, that (a) after any such approval, there may not be, without further approval of the stockholders of MWV (in the case of the MWV Stockholder Approval) and the shareholders of RockTenn (in the case of the RockTenn Shareholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of MWV Common Stock or RockTenn Common Stock hereunder or that by law otherwise expressly requires the further approval of the stockholders of MWV or the shareholders of RockTenn, as the case may be, and (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of MWV or the shareholders RockTenn unless required by Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

SECTION 8.4 Extension; Waiver. At any time prior to the Effective Time, a party hereto may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by MWV or RockTenn shall require the approval of the stockholders of MWV or the shareholders RockTenn, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit
Section 8.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

SECTION 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to RockTenn, to:

Rock-Tenn Company

504 Thrasher Street

Norcross, Georgia

Fax: (770) 263-3582

Attention:   Chief Financial Officer

with a copy to:

Rock-Tenn Company

504 Thrasher Street

Norcross, Georgia

Fax: (770) 263-3582

Attention:   General Counsel

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019-7475

Fax: (212) 474-3700

Attention:   Richard Hall

Andrew R. Thompson

(b)	if to MWV, to:

MeadWestvaco Corporation

501 South 5th Street

Richmond, Virginia 23219-0501

Fax: (804) 444-1973

Attention:   General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Fax: (212) 403-2000

Attention:   Gregory E. Ostling

SECTION 9.3 Definitions. For purposes of this Agreement:

(a) An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) “Bankruptcy Cases” shall mean the chapter 11 bankruptcy cases of the Bankruptcy Debtors filed in the Bankruptcy Court on January 26, 2009, and jointly administered under case no. 09-10235 (BLS);

(c) “Bankruptcy Court” shall mean the United States Bankruptcy Court for the District of Delaware;

(d) “Bankruptcy Debtors” shall mean collectively Smurfit-Stone Container Corporation, Smurfit-Stone Container Enterprises, Inc., Calpine Corrugated, LLC, Cameo Container Corporation, Lot 24D Redevelopment Corporation, Atlanta & Saint Andrews Bay Railway Company, Stone International Services Corporation, Stone Global, Inc., Stone Connecticut Paperboard Properties, Inc., Smurfit-Stone Puerto Rico, Inc., Smurfit Newsprint Corporation, SLP Finance I, LLC, SLP Finance II, LLC, SMBI Inc., Smurfit-Stone Container Canada Inc., 3083527 Nova Scotia Company, MBI Limited/Limitée, Smurfit-MBI, 639647 British Columbia Ltd., B.C. Shipper Supplies Ltd., Specialty Containers, Inc., SLP Finance General Partnership, Francobec Company, and 605681 N.B. Inc.;

(e) “Confirmation Order” shall mean that certain order entitled Findings of Fact, Conclusions of Law and Order Confirming the Joint Plan of Reorganization for Smurfit-Stone Container Corporation and Its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada Inc. and Affiliated Canadian Debtors, entered by the Bankruptcy Court in the Bankruptcy Cases on June 21, 2010 at docket no. 8107;

(f) “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412, 430 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (E) under corresponding or similar provisions of foreign laws;

(g) “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(h) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(i) “knowledge” of any person that is not a natural person means the knowledge of such person’s Chief Executive Officer, Chief Financial Officer, General Counsel and head of human resources;

(j) “Material Adverse Effect” on MWV or RockTenn means any fact, circumstance, effect, change, event or development (each, an “Effect”) that materially adversely affects the business, properties, financial condition or results of operations of MWV and its subsidiaries, or RockTenn and its subsidiaries, in each case taken as a whole, respectively, excluding any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, operate), (B) any failure, in and of itself, by MWV or RockTenn to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on MWV or RockTenn, respectively), (C) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of MWV or any of its subsidiaries, or RockTenn and its subsidiaries, respectively, with employees, customers, suppliers or partners, (D) any change, in and of itself, in the market price or trading volume of MWV’s or RockTenn’s, respectively, securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on MWV or RockTenn, respectively), (E) any change in Applicable Law, regulation or GAAP (or authoritative interpretation thereof)(in each case, other than any Effect that affects either MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, operate), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, other than any Effect that affects either MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that MWV and its subsidiaries or RockTenn and its subsidiaries, as applicable, operate) or (G) any hurricane, tornado, flood, earthquake or other natural disaster;

(k) “MWV Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by MWV or any of its subsidiaries or which MWV or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(l) “MWV Equity Plans” means the MWV 2005 Performance Incentive Plan, the 2009 Compensation Plan for Non-Employee Directors and the 1996 Stock Option Plan, each as amended and restated;

(m) “MWV DSU Award” means an award of director stock units corresponding to shares of MWV Common Stock;

(n) “MWV Option” means an option to purchase shares of MWV Common Stock;

(o) “MWV RSU Award” means an award of restricted stock units corresponding to shares of MWV Common Stock;

(p) “MWV SAR” means a stock appreciation right corresponding to shares of MWV Common Stock;

(q) “Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) of ERISA;

(r) “Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

(s) “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(t) “Plan of Reorganization” shall mean that certain Modified Joint Plan of Reorganization for Smurfit-Stone Container Corporation and Its Debtor Subsidiaries and Plan of Compromise and Arrangement for Smurfit-Stone Container Canada, Inc. and Affiliated Canadian Debtors, dated as of May 26, 2010, which was confirmed and otherwise approved by the Bankruptcy Court’s entry of the Confirmation Order.

(u) “RockTenn Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by RockTenn or any of its subsidiaries or which RockTenn or any of its subsidiaries is obligated to sponsor, maintain or contribute to, but excluding any Multiemployer Plan;

(v) “RockTenn Equity Plans” means the RockTenn Amended and Restated 2004 Incentive Stock Plan, the RockTenn 2000 Incentive Stock Plan and the RockTenn 1993 Employee Stock Option Plan; and

(w) “RockTenn Option” means an option to purchase shares of RockTenn Common Stock;

(x) “RockTenn Restricted Stock Award” means an award of shares of restricted RockTenn Common Stock;

(y) “RockTenn RSU Award” means an award of restricted stock units corresponding to shares of RockTenn Common Stock; and

(z) a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

SECTION 9.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of MWV or RockTenn is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party.

SECTION 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 9.6 Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement (including the documents, exhibits, schedules and instruments referred to herein), taken together with the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (ii) except for the provisions of Section 6.4, is not intended to confer upon any person other than the parties any rights or remedies.

(b) No Additional Representations. The parties acknowledge and agree that none of MWV, RockTenn or any other person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of MWV and RockTenn, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of MWV, RockTenn or any other person, as applicable, except as expressly set forth in this Agreement.

SECTION 9.7 GOVERNING LAW. EXCEPT TO THE EXTENT THE MERGER MAY BE REQUIRED TO BE GOVERNED BY THE LAWS OF THE STATE OF GEORGIA, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.9 Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any federal court sitting in the State of Delaware.

SECTION 9.10 Headings, etc. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.11 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

MEADWESTVACO CORPORATION

By:	/s/ John A. Luke, Jr.
Name: John A. Luke, Jr.
Title: Chairman and Chief Executive Officer

[Signature Page to Business Combination Agreement]

ROCK-TENN COMPANY

By:	/s/ Steven C. Voorhees
Name: Steven C. Voorhees
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]